Exhibit 2.1

EXECUTION COPY

TRANSACTION AGREEMENT

BETWEEN

ABBOTT INVESTMENTS LUXEMBOURG S.À R.L.

AND

POSITRON LIMITED

Dated as of May 15, 2014

i

ii

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THIS TRANSACTION AGREEMENT, dated as of May 15, 2014 (this “Agreement”), is by and between ABBOTT INVESTMENTS LUXEMBOURG S.À R.L. (“Alpine”) and POSITRON LIMITED,  a Maltese limited company (the “Stockholder” and, together with Alpine, the “Parties”).

BACKGROUND

WHEREAS,  CFR Pharmaceuticals S.A., a Chilean corporation (sociedad anónima) (the “Company”) is the issuer of the Company Shares (as hereinafter defined), which are listed on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Chilean Electronic Stock Exchange and also trade in the United States and elsewhere in the form of American Depositary Shares;

WHEREAS, the Stockholder directly owns 100% of the equity capital of Kalo Pharma Internacional S.L., a limited liability company existing and organized under the Laws of Spain (“Spanish Holdco”); Spanish Holdco directly owns 100% of the equity capital of Talpiot Investments SpA, a sociedad por acciones existing and organized under the Laws of Chile (“Holdco Sub”); and Holdco Sub directly owns 6,127,245,414 Company Shares (the “Stockholder’s Company Shares”);

WHEREAS, Alpine wishes to acquire ownership of all of the issued and outstanding Company Shares by means of (i) tender offers to be launched in Chile and the United States and, possibly, in other jurisdictions by one or more Affiliates of Alpine (collectively, the “Offers”) and (ii) the acquisition of 100% of the equity capital of Spanish Holdco;

WHEREAS, the Stockholder wishes to support Alpine’s acquisition of the Company by agreeing to sell all of the Holdco Shares to Alpine (thereby transferring indirect ownership of all the Stockholder’s Company Shares) and, in order to support the making and success of the Offers, the Stockholder is willing to make the various representations, warranties and covenants set forth in this Agreement; and

WHEREAS, Alpine Parent is willing to guarantee the obligations of Alpine under this Agreement;

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Alpine and the Stockholder, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01.                          Definitions.

(a)                                 As used in this Agreement, the following terms shall have the respective meanings indicated:

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified.  The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means (i) direct or indirect ownership of at least 50% of the voting equity of a Person (or other comparable ownership if the Person is not a corporation) or (ii) the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Transaction Agreement as it may be amended from time to time in accordance with the provisions hereof, together with the Annexes attached hereto and the Stockholder’s Disclosure Schedule.

“Alpine Parent” means Abbott Laboratories, an Illinois corporation.

“American Depositary Share” or “ADS” means each American depositary share issued pursuant to the Rule 144A Deposit Agreement or the Regulation S Deposit Agreement, each dated as of May 9, 2011 (as amended and restated or otherwise modified prior to the date hereof), between the Company and The Bank of New York Mellon, as depositary, (the “Depositary”) each of which in turn represents 100 Company Shares.

“Anti-Bribery Laws” means any anti-bribery Law, anti-corruption Law, conflict of interest Law, or other Laws of similar purpose and effect of Chile, the United States or any other jurisdiction in which the Business operates, including Chilean Law No. 20.393 (Establishing the Penal Responsibility of Juridical Persons for Money-Laundering, Terrorism Financing, and Bribery), and (as if at all times they had been applicable to the Group Companies) the U.S. Foreign Corrupt Practices Act of 1977, as amended, and where applicable, legislation enacted by member states and signatories implementing the OECD Convention Combating Bribery of Foreign Officials.

“Antitrust Authority” means (i) a supranational, national or federal government, political subdivision thereof, or government of a state, province or local jurisdiction therein, or (ii) a judicial, quasi-judicial, legislative, executive, statutory or regulatory instrumentality, board, commission, court, or agency of any of the above, in both cases having the authority to enforce Antitrust Laws.

“Antitrust Laws” means all Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, or restraint of trade or competition.

“Business” means the business carried out by the Group Companies including developing, manufacturing, importing, exporting, marketing, distributing and selling branded, branded generic and generic pharmaceutical, biological and hospital products and activities related thereto.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks located in Santiago, Chile are authorized or required to be closed for the conduct of regular banking business.

“Chile” means the Republic of Chile.

“Chilean Companies Law” means Ley 18,046 Sobre Sociedades Anónimas (Chilean Corporations Law No. 18,046), as amended, and the regulations promulgated pursuant thereto, including the Decreto 702 de 2011, Nuevo Reglamento de Sociedades Anónimas.

“Chilean Offer” means the tender offer to be launched in Chile pursuant to the Chilean Securities Market Law.

“Chilean Offeror” means the Offeror that will make the Chilean Offer.

“Chilean Peso Equivalent” means as to any amount denominated in Dollars, the equivalent amount in Chilean pesos calculated using the Dollar / Peso Exchange Rate in effect on (i) the second (2nd) Business Day after the Offer Expiration Date, or (ii) if the date specified in clause (i) would otherwise fall on or after the Closing Date, the Dollar / Peso Exchange Rate in effect on the last Business Day before the Closing Date; it being understood, however, that the Offer Documents shall include, based on the provisions of this definition, a fixed date for purposes of determining the Dollar / Peso Exchange Rate on which the Chilean Peso Equivalent shall be calculated.

“Chilean Securities Market Law” means Ley 18,045 de Mercado de Valores (Chilean Securities Market Law No. 18,045), as amended, and the rules and regulations promulgated pursuant thereto.

“Cleanup” means all actions to: (i) clean up, remove, treat or remediate Hazardous Substances in the indoor or outdoor environment; (ii) prevent the Release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (iv) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Substances in the indoor or outdoor environment, that in any such case are reasonably determined by the Person taking the actions to be required under any applicable Environmental Law or reasonably determined to be desirable in order to mitigate or avoid liability under any such Law.

“Closing” means the completion of the sale and purchase of the Holdco Shares pursuant to this Agreement.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Material Adverse Effect” means any event, circumstance, change, development, state of facts or effect individually or collectively with one or more other events, circumstances, changes, developments, state of facts or effects, that has had, or is reasonably likely to have, a material adverse effect (i) on the business, assets, condition (financial or otherwise) or results of operations of the Group Companies taken as a whole, other than effects due to (A) economic, financial market (including financing, banking, currency, foreign exchange or capital markets), or political conditions, except to the extent those conditions have a disproportionate effect on the Group Companies, as compared to other Latin American based pharmaceutical companies and the Latin American operations of multinational pharmaceutical companies, (B) conditions generally affecting the industry in which the Group Companies operate, except to the extent those conditions have a disproportionate effect on the Group Companies as compared to other Latin American based pharmaceutical companies and the Latin American operations of multinational pharmaceutical companies, (C) the announcement or expectation of the transactions contemplated by this Agreement or (D) any of the requirements or limitations imposed pursuant to Section 5.01 or described in Section 5.05(d) or any actions as to which Alpine has expressly consented in writing; or (ii) on the ability of the Stockholder to  sell the Holdco Shares hereunder, or that would, or is reasonably likely to, prevent or materially delay the consummation of the transactions contemplated hereby.  For purposes of Annex A only, Company Material Adverse Effect shall have the meaning specified therein.

“Company Shares” means the ordinary, nominative, no par value shares of the Company, including those held in the form of or represented by American Depositary Shares.

“Confidentiality Agreement” means the Confidential Disclosure Agreement, dated as of March 17, 2014, by and between the Company and Alpine.

“Contract” means any contract, agreement, undertaking, indenture, lease or other obligation of any kind, written or oral.

“Conversion Rate” means, as of any date and with respect to any two currencies other than the Dollar and the Chilean Peso, the spot closing rate for a transaction between the two currencies in question on the day immediately preceding such date, as reported in the Money Rates column of the Wall Street Journal or, if no such rate is quoted on that date, on the preceding date on which such rates are quoted.

“Dollar / Peso Exchange Rate” means for any date, the exchange rate between the Dollar and the Chilean peso quoted as of noon New York time on that day by Bloomberg at CLFXDOOB Index <GO> or, if no such exchange rate is quoted on that date, on the preceding date on which such rate is quoted.

“Dollars” and “$” mean United States Dollars.

“Encumbrances” means any and all liens, charges, security interests, mortgages, pledges, options, preemptive rights, rights of first refusal or first offer, proxies, levies, voting trusts or agreements, or other adverse claims or restrictions on title or transfer of any nature whatsoever.

“Environmental Claim” means any claim, action, cause of action, investigation, demand, letter, request for information or notice (written or oral) by any Person alleging potential liability (including potential liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (i) the presence, Release or threatened Release of any Hazardous Substance, or (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

“Environmental Law” means any international, supranational, national, provincial, regional, federal, state, municipal or local Law, regulation, order, judgment, decree, authorization, opinion or other legally binding requirement relating to the protection, investigation or restoration of the environment (including natural resources) or the health or safety of human or other living organisms  (including the protection of employee health and safety), including the manufacture, introduction into commerce, export, import, processing, distribution, use, generation, treatment, storage, handling, presence, disposal, transportation, Release or management of, or other activities with respect to, Hazardous Substances.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Family Member” means with respect to any natural Person, (i) any lineal descendant (by birth or adoption) of any grandparent of such natural Person; (ii) any Person currently or previously married to such natural Person or to any other Person described in clause (i);  (iii) any Affiliate of, or any trust established for the benefit of, such natural Person or any other Person described in clause (i) or (ii); and

(iv) any executor or administrator of the estate of such natural Person or of any other Person described in clause (i) or (ii).

“Financial Statements” means collectively, the consolidated audited balance sheet of the Company as of December 31, 2012 and December 31, 2013, and the related consolidated audited statements of operations, stockholders’ equity (deficit) and cash flows of the Company for the years ended December 31, 2012 and December 31, 2013, in each case including the related schedules and notes thereto.

“Governmental Authority” means any: (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Person and any court or other tribunal); and (d)  Santiago Stock Exchange or any other securities exchange.

“Governmental Authorizations” means all licenses, permits, certificates and other authorizations, consents and approvals required to carry on the Business under the applicable Laws granted by any Governmental Authority, including all such licenses, permits and authorizations in respect of the development, manufacturing, import, export, marketing, sale or distribution of the Products.

“Governmental Official” means (i) an employee, officer, or duly appointed representative of, or any person otherwise acting in an official capacity for or on behalf of a Governmental Authority; (ii) a legislative, administrative, or judicial official, regardless of whether elected or appointed; (iii) a candidate for political office; (iv) an individual who holds any other official, ceremonial, or other appointed or inherited position with a government or any Governmental Authority; (v) an officer or employee of a supranational organization (e.g., World Bank, United Nations, International Monetary Fund); (vi) any officer or employee of a Person owned in whole or part by a Governmental Authority or  (vii) any staff, Family Members, or any person who is, or holds himself out to be, an intermediary acting on behalf of any individual described in clauses (i) through (v).  This definition includes employees of hospitals and clinics owned or operated in part or in entirety by a Governmental Authority.

“Group Companies” means Spanish Holdco, Holdco Sub, the Company, each of the Company’s Subsidiaries and each other entity controlled directly or indirectly by Spanish Holdco in which any of such entities holds an equity investment but does not include the JV Entities.

“Hazardous Substance” means (i) any petroleum or petroleum products, flammable explosives, radioactive materials, medical waste, radon, asbestos or asbestos-containing products or materials, chloroflourocarbon, hydroflourocarbon, urea formaldehyde foam insulation, polychlorinated biphenyls (PCBs), lead-containing paint or plumbing and such other substances, materials or wastes, whether solid, gaseous or liquid, that are or that may present a threat to living organisms or the environment; and (ii) any element, compound, substance, waste or other material that is (A) listed, defined, designated, classified or otherwise regulated or controlled under, subject to, or that may form the basis of any liability under, any Environmental Law, or (B) defined as, or included in the definition of, or deemed by or pursuant to any Environmental Law or by any Governmental Authority to be “hazardous,” “toxic,” a “contaminant,” “waste,” a “pollutant,” “hazardous substance,” “hazardous waste,” “restricted hazardous waste,”

“hazardous material,” “extremely hazardous waste,” a “toxic substance,” a “toxic pollutant” or words with similar meaning.

“Holdco Shares” means all of the shares (participaciones sociales) of Spanish Holdco, which represent 100% of the equity capital of Spanish Holdco.

“IFRS” means International Financial Reporting Standards.

“Improvements” means all improvements and fixtures located at the Real Property, including all plants, buildings, structures, facilities and other improvements thereon.

“Indebtedness” means, as to any Person, (i) all obligations of such Person for borrowed money (including reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers’ acceptances, whether or not matured), (ii) all obligations of such Person evidenced by notes, bonds, debentures or similar instruments, (iii) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable and accrued commercial or trade liabilities arising in the ordinary course of business, (iv) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (v) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, (vi) all obligations of such Person under leases which have been or should be, in accordance with IFRS, recorded as capital or finance leases, (vii) all indebtedness secured by any lien on any property or asset owned or held by such Person regardless of whether the indebtedness secured thereby shall have been assumed by such Person or is non-recourse to the credit of such Person, and (viii) all guarantees by such Person of the Indebtedness of any other Person.

“Intellectual Property” means all intellectual property used or held for use by any Group Company including: (i) all names and marks, including product names and marks previously acquired by a Group Company, brands and slogans, all registered and unregistered trademarks, trade names, service marks, domain names and applications therefor and all goodwill associated therewith; (ii) all patents, patent applications and inventions conceived or reduced to practice prior to the Closing, including any provisional, utility, continuation, continuation-in-part or divisional applications filed in the United States or other jurisdiction prior to the Launch Date, and all reissues thereof and all reexamination certificates issuing therefrom; (iii) all ownership rights to any copyrightable works, including all related copyright registrations; (iv) all know-how or other trade secrets, whether or not reduced to practice; (v) the right to sue for and recover damages, assert, settle and/or release any claims or demands and obtain all other remedies and relief at Law or equity for any past, present or future infringement or misappropriation of any of the Intellectual Property; (vi) all licenses, options to license and other contractual rights to use the Intellectual Property; and (vii) all computer and electronic data processing programs and software programs and related documentation, existing research projects, computer software presently under development, and all software concepts owned and all proprietary information, processes, formulae and algorithms, used in the ownership, marketing, development, maintenance, support and delivery of such software, all as presently owned by or licensed to a Group Company.

“Inventory” means all raw materials, active ingredients, intermediates, supplies, components, devices, work in process and finished products, and all technical materials, wrapping, packaging, labels,

packaging materials, supplies and other materials owned or held by or on behalf of any Group Company for use in the Business.

“IT Systems” means information technology systems used in the electronic or digital gathering, processing and transmission of data and in telephoning, including computer hardware of all kinds, other hardware and physical material used in data and communications networks including switches, servers, routers and transmission cables, and peripheral equipment connected to or capable of connecting to any such network, together with the software required to use and operate those systems.

“JV Entities” means those entities in which a Group Company holds a material equity interest but does not hold exclusive control including Vida Cell S.A., Uman Pharma Inc., Allergy Therapeutics plc, Domesco Medical Import Export Joint Stock Corporation, Farmacología en Aquacultura Veterinaria FAV S. A., and Consorcio Tecnológico en Biomedicina Clínico-Molecular.

“Launch Date” means the date on which the Offers are commenced for purposes of the Tender Offer Rules.

“Law” means any law, statute, ordinance, rule, regulation, code, order, decree, directive or formal interpretation or other requirement or rule of law enacted, issued, promulgated, enforced or entered by a Governmental Authority.

“Losses” means any and all damages, fines, fees, penalties, deficiencies, liabilities, claims, losses (including loss of value and reasonably foreseeable lost profits), demands, judgments, settlements, actions, Taxes and obligations and all costs and expenses (including interest, court costs and fees and costs of attorneys, accountants and other experts or other expenses of litigation or other proceedings or of any claim, default or assessment).

“Notice of Commencement” means the notice to be published by the Chilean Offeror in two national newspapers in Chile on the calendar day immediately prior to the date of commencement of the Chilean Offer, as that notice may be amended in accordance with this Agreement.

“Notice of Results” means the notice announcing the results of the Chilean Offer to be published by the Chilean Offeror as provided in Section 2.01(d).

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Offerors” means collectively the one or more Affiliates of Alpine that will make the Chilean Offer and the U.S. Offer as provided in this Agreement.

“Offer Conditions” means the conditions specified in Annex A.

“Offer Documents” means the documents used by the Offerors to communicate the Offers.

“Offer Expiration Date” means the date on which the Offers expire as provided in Section 2.01(c).

“Offer Price” means $0.3465 per Company Share; it being understood that the price per ADS to be offered in the U.S. Offer by the U.S. Offeror shall be an amount equal to the product of (i) the Offer

Price multiplied by (ii) 100, and being also understood that the Offer Price to be paid in the Chilean Offer by the Chilean Offeror shall be paid in Chilean Peso Equivalent or Dollars, as elected by tendering holders.

“Payment Business Day” means any day other than a Saturday, Sunday or any day on which banks located in any of the Payment Jurisdictions are authorized or required to be closed for the conduct of regular banking business.

“Payment Jurisdictions” means the jurisdictions from which and to which the payment required under Section 2.06 is to be made.  Unless Alpine otherwise notifies the Stockholder at least three Business Days before the Closing, such payment will be made from Luxembourg.  Unless the Stockholder otherwise notifies Alpine at least three Business Days before the Closing, such payment will be made to Switzerland.

“Permit” means any permit, license, franchise, approval, consent, registration, clearance, variance, exemption, order, certificate or authorization by or of any Governmental Authority.

“Permitted Encumbrances” means (i) Encumbrances for Taxes not yet due and payable, or (ii) mechanics’, carriers’, workers’ and other similar Encumbrances arising or incurred in the ordinary course of business, in each case that individually or in the aggregate with other such title defect, does not materially impair the value of the property subject to such Encumbrances or other such title defect or the use of such property in the conduct of the Business.

“Person” means any natural person, corporation, general partnership, limited partnership, limited or unlimited liability company, proprietorship, joint venture, other business organization, trust, union, association or Governmental Authority.

“Plan” means any employment, consulting, bonus, incentive compensation, current or deferred compensation, thirteenth-month or similar compensation allowance, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, equity (or equity-based), leave of absence, layoff, paid time off, vacation, day or dependent care, legal services, cafeteria, life, health, medical, dental, vision, welfare, accident, disability, workers’ compensation or other insurance, severance, separation, termination, retention, change of control, loan or extension of credit, housing, transportation, savings, collective bargaining (or other collective labor, trade union, labor union, works council, or employee organization or group) or other benefit plan, understanding, agreement, practice, policy or arrangement of any kind, whether written or oral, and whether or not state-sponsored or required or otherwise mandated by  any applicable Law.

“Proceeding” means any action, claim, demand, suit, proceeding, arbitration, mediation, citation, summons, subpoena, inquiry or investigation of any nature, whether civil, criminal, regulatory or otherwise, whether formal or informal, in Law or equity, by or before any Governmental Authority.

“Product Event” means a recall, withdrawal, retrieval, replacement, post-sale warning, field notification, “dear doctor” letter or other adverse event report or notification in respect of any of the Products.

“Products” means the pharmaceutical or other products that any Group Company (i) sells, distributes, markets or manufactures, (ii) for which any Group Company holds or has applied for any Governmental Authorization pertaining to developing, manufacturing, importing, exporting, marketing, distributing or selling or (iii) currently is developing or seeking to manufacture or distribute.

“Related Party” means (a) a director, officer, stockholder or Affiliate of any Group Company (other than the Company and its wholly-owned Subsidiaries), (b) a director or executive officer of the Company, (c) a country manager employed in the Business, or (d) a Family Member of any of the persons described in clauses (a) through (c) of this definition.

“Release” means any releasing, spilling, leaking, discharging, disposing of, pumping, pouring, emitting, emptying, injecting, leaching, dumping or allowing to escape and includes “release” as defined in CERCLA or in violation of any other Environmental Law.

“Representatives” means, in respect of any Person, such Person’s directors, officers, employees, financial advisors, attorneys, accountants and other advisors, agents or representatives.

“Restructuring” means the restructuring of the indirect and direct ownership of the Stockholder’s Company Shares pursuant to documents signed before the date of this Agreement and described in Section 3.03(b) of the Stockholder’s Disclosure Schedule.

“Restructuring Liabilities” means (i) any and all Losses that are caused by, result from or otherwise are attributable to the implementation of the Restructuring (or any aspect thereof) and (ii) any and all Losses to which any of the Group Companies, other than the Company and its Subsidiaries, may be subject as of the date of this Agreement or as of the Closing or to which any of them may thereafter become subject in whole or in part by reason of any event, occurrence or state of affairs prior to or as of the Closing Date.

“Sanctions Laws and Regulations” means (i) any U.S. sanctions related to or administered by OFAC:  (ii) any U.S. sanctions related to or administered by the U.S. Department of State (iii) any U.S. sanctions related to or administered by the U.S. Department of Commerce; (iv) requirements imposed in respect of any Specially Designated National and Blocked Persons List maintained by OFAC; (vi) requirements imposed in respect of any similar list maintained by OFAC, the U.S. Department of State or the U.S. Department of Commerce; and (vii) any trade or economic sanctions Law of any Governmental Authority with jurisdiction over any Group Company.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Settlement Date” means (i) the third day after the date on which the Notice of Results is published, provided such notice declares the Chilean Offer successful, or (ii) if such third day is not a Business Day, the next Business Day following such third day.

“Stockholder’s Disclosure Schedule” means the document identified as such, delivered to Alpine in advance of the execution and delivery of this Agreement, that sets forth disclosures against the Stockholder’s representations and warranties set forth herein and Section 5.01(p).

“Stockholder’s Fundamental Representations” means Section 3.01 and Section 3.02  (excluding paragraph (e)).

“Straddle Period” means any taxable period ending after the Closing Date which begins on or before the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person (i) of which the first Person owns directly or indirectly 50% or more of the equity interest in the other Person; (ii) of which the first Person or any other Person described in clause (i) is a general partner, or (iii) of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions with respect to the other Person are at the time owned, directly or indirectly, by the first Person and/or one or more of the Persons described in clause (i) or (ii).

“SVS” means the Chilean Securities and Insurance Superintendency (Superintendencia de Valores y Seguros).

“Takeover Proposal” means (i) any offer to purchase, directly or indirectly, from the Stockholder or any Affiliate of the Stockholder, or by tender or exchange offer, or any offer to purchase or acquire indirectly, any of the Company Shares made by any Person other than Alpine or one or more of Alpine’s Affiliates, (ii) any proposal for a merger, consolidation, share exchange, business combination, or similar transaction involving any Group Company, or (iii) any proposal for the disposition, sale, license or transfer by any Group Company of securities or assets (or any interest therein) representing more than 5% of the consolidated assets of the Group Companies, taken as a whole.

“Tax” or Taxes” means any taxes of any kind including, but not limited to those measured on or by, income, alternative or add-on minimum, gross receipts, escheat, capital, capital gains, sales, use, ad valorem, franchise, profits, license, privilege, transfer, withholding, payroll, employment, social security, excise, severance, stamp, occupation, premium, value added, property, environmental or windfall profits taxes, customs duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties and any additions to Tax.

“Tax Authority” means, with respect to any Tax, the Governmental Authority that imposes such Tax and the agency, court or other body (if any) charged with the interpretation, administration or collection of such Tax for such Governmental Authority.

“Tax Return” means any return, report, declaration, form election letter, statement or other information required to be filed with any Tax Authority with respect to Taxes, including any schedule or attachment thereto or amendment thereof.

“Tender Offer Rules” means the provisions of the Chilean Securities Market Law, the regulations promulgated by the SVS, the Chilean Companies Law and the Exchange Act and any other provisions of Law that apply to tender offers.

“Threatened” means, with respect to a claim, proceeding, dispute, action, or other matter, that a demand or statement has been made in writing or a notice has been given in writing that such claim, proceeding, dispute, action, or other matter will or may be asserted, commenced, taken, or otherwise pursued in the future.

“Transfer Taxes” means any liability for transfer, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes and real property transfer gains Taxes) and related amounts (including any penalties, interest and additions to Tax).

“U.S. Offer” means the tender offer to be launched in the United States of America in accordance with the applicable provisions of the Exchange Act.

“U.S. Offeror” means the Person that will make the U.S. Offer.

“Virtual Data Room” means the contents of the virtual data rooms maintained by Intralinks containing documents and information relating to the Group Companies and made available in electronic form to Alpine and its advisers, as of midnight New York City time on May 12, 2014 (the “VDR Date”), as reflected on the hard drive delivered to Alpine on the date of this Agreement.  Materials deleted from the virtual data rooms before the VDR Date or added after the VDR Date will not be deemed part of the Virtual Data Room.

Section 1.02.                          Other Defined Terms.

(a)                                 Other terms defined are in the other parts of this Agreement indicated below:

“Alpine”	Preamble
“Balance Sheet Date”	3.04(f)
“Benefit Plans”	3.07(a)
“Cap”	8.06(b)
“Collective Agreements”	3.07(h)
“Company”	Recitals
“Company Disclosure Documents”	3.04(a)
“Company Intellectual Property”	3.15(a)
“Company Option”	2.09
“Company Stock Awards”	3.02(c)
“Closing Date”	2.05
“Deductible”	8.06(a)
“De Minimis Claim”	8.06(a)
“Employees”	3.07(a)
“Gain”	5.11
“Holdco Sub”	Recitals
“Indemnified Party”	8.04
“Indemnifying Parties”	8.04
“Knowledge Parties”	1.02(b)(xiv)
“Lease”	3.13(c)
“Leased Real Property”	3.13(a)
“Material Contracts”	3.08(a)
“Market Disclosure Requirements”	3.04(a)

“Minimum Condition”	Annex A
“Non-Union Employees”	3.07(h)
“Offers”	Recitals
“Option Payment”	2.09
“Order”	3.09
“Owned Real Property”	3.13(a)
“Parties”	Preamble
“Purchaser Indemnified Parties”	8.02
“Pre-Closing Straddle Period”	8.10
“Real Property”	3.13(a)
“Seller Indemnified Parties”	8.03
“Spanish Holdco”	Recitals
“Special Claims”	8.04
“Stockholder”	Preamble
“Stockholder’s Company Shares”	Recitals
“Tax Claim”	8.11
“Termination Date”	7.01(b)
“Third Party Claim”	8.04
“Third Party Claim Notice”	8.04
“Transfer”	5.02(d)

(b)                                 For the purposes of this Agreement, except to the extent that the context otherwise requires:

(i)                                     when a reference is made in this Agreement to an Article, Section, Schedule or Annex, such reference is to an Article or Section of, or a  Schedule or Annex to, this Agreement unless otherwise indicated;

(ii)                                  the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(iii)                               whenever the words “include,” “includes” or “including” (or similar terms) are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(iv)                              the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(v)                                 all terms defined in this Agreement have their defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(vi)                              the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(vii)                           if any action is to be taken by any party hereto pursuant to this Agreement in any particular jurisdiction on a day that is not a business day in that jurisdiction, such action shall be taken on the next business day following such day in that jurisdiction;

(viii)                        references to a Person are also to its permitted successors and assigns;

(ix)                              the word “or” shall not be exclusive;

(x)                                 “ordinary course of business” (or similar terms) shall be deemed followed by “consistent with past practice”;

(xi)                              “assets” shall include “rights,” including rights under contracts;

(xii)                           “reasonable efforts,” “reasonable best efforts” or similar terms shall not require the waiver of any rights under this Agreement;

(xiii)                        “previously furnished” or “previously made available” when used with respect to any document means that the document was included in the Virtual Data Room on the VDR Date;

(xiv)                       “to the knowledge of Stockholder” (or any other phrase to that effect) means to the actual knowledge, after due inquiry, of any of the following individuals: Alejandro Weinstein, Daniel Salvadori, Nicolás Weinstein, Claudio Gabriel Colombano, Agustín Eguiguren, Patricio Vargas Muñoz and Alberto Eguiguren (the foregoing individuals are the “Knowledge Parties”);

(xv)                          because the parties to this Agreement jointly prepared and negotiated it, if an ambiguity or question of interpretation or intent must be resolved, no presumption or burden of proof shall be applied against or in favor of any party based on the authorship of any provision;

(xvi)                       except for Section 2.09 and Section 5.05(c), whenever in this Agreement (i) the Stockholder covenants or otherwise agrees to use commercially reasonable efforts to cause or procure any action or conduct, or to prevent any action or conduct, by any one or more Group Companies, or (ii) any action or conduct by any one or more Group Companies is specifically required or prohibited, a failure by any Group Company that is a subject of any such provision to act or refrain from acting, or to engage or refrain from engaging in any conduct, in each case as required by such provision prior to the Closing, shall be deemed to be a breach by the Stockholder of a covenant hereunder, regardless of the level of effort used by the Stockholder and regardless of whether the Stockholder in fact could have caused or prevented, as applicable, the action or conduct in question, including for purposes of Section 6.01(d), the Offer Conditions, Section 7.01(c)(i) and Section 8.02; and

(xvii)                    The Stockholder’s Disclosure Schedule shall be arranged in sections that correspond to the Sections of this Agreement to which such sections of the Stockholder’s Disclosure Schedule relate; provided, that the disclosure of any information in any section of the Stockholder’s Disclosure Schedule shall also constitute disclosure for purposes of any other section of the Stockholder’s Disclosure Schedule with respect to which the applicability of such disclosure is readily apparent on its face.

ARTICLE II

THE OFFERS; PURCHASE OF HOLDCO SHARES; CLOSING

Section 2.01.                          The Offers.

(a)                                 Provided that (i) this Agreement shall not have been terminated in accordance with Section 7.01, and (ii) each of the conditions set forth in Section 6.01 shall have been satisfied (or waived by Alpine), Alpine shall cause the Offerors to commence the Offers as promptly as practicable following the satisfaction of the conditions set forth in Section 6.01 upon the terms set forth in this Agreement by (x) publishing the Notice of Commencement in the manner required by the Chilean Securities Market Law, and (y) making such other notices, filings or publications (if any) as are required to be made by it under the applicable Tender Offer Rules.

(b)                                 Alpine shall cause the Offerors to extend the Offers to all holders of Company Shares (including the holders of American Depositary Shares).  Alpine shall not permit the Offerors to make any change to the terms or conditions of the Offers except that the Offerors may waive any condition at the discretion of Alpine, to the extent they are permitted to do so under the applicable Tender Offer Rules.  In addition, the Offerors shall be authorized to change, modify or amend the Offer Documents to comply with any request, order or suggestion from the SVS, the SEC or any other Governmental Authority authorized to regulate the conduct of the Offers; provided, that any change, modification or amendment that would result in a reduction in the Offer Price, or a postponement of the Offer Expiration Date or that would add to the Offer Conditions shall require the consent of the Stockholder (not to be unreasonably withheld, conditioned or delayed).

(c)                                  The Offers shall expire at 5:30 p.m. Santiago, Chile time or such other time as shall be specified in the Offer Documents or permitted by applicable Law and on the date that is 30 days following the Launch Date, or at such other time and on such other date to which the term of the Offers may be extended by the Offerors in accordance with the provisions of this Agreement and applicable Law with the consent of the Stockholder (such consent not to be unreasonably withheld, conditioned or delayed).

(d)                                 The Chilean Offeror shall publish the Notice of Results in the same two national newspapers in Chile in which the Notice of Commencement was published pursuant to Article 212 of the Chilean Securities Market Law on the third calendar day after the Offer Expiration Date.  Subject to the prior satisfaction or waiver of the Offer Conditions, the Notice of Results shall declare the Chilean Offer successful and Alpine shall cause the Offerors to pay the Offer Price on the Settlement Date for all shares validly tendered pursuant to the terms of the Offers.  Notwithstanding the immediately preceding sentence and subject to the applicable rules of the SEC and the terms and conditions of the U.S. Offer, Alpine expressly reserves the right to cause the U.S. Offeror to delay payment for Shares to comply in whole or in part with applicable Laws; provided, that any such delay shall be effected in compliance with Rule 14e-1(c) under the Exchange Act; likewise, Alpine expressly reserves the right to cause the Chilean Offeror to declare the Chilean Offer not successful in the Notice of Results if the Minimum Condition is not satisfied or if any of the Offer Conditions is not satisfied.  The Offer Price in respect of each share validly tendered pursuant to the Offers shall be paid net to the seller in cash, subject to reduction for any applicable withholding as provided in Section 2.02.  Under no circumstances shall interest be payable on the Offer Price.

(e)                                  Without limiting any other rights that Alpine might have under this Agreement, the Offer Price shall be adjusted (but not after the commencement of the Offers) ratably to reflect the effect of (i) any stock split, reverse stock split, dividend or other distribution, reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Company Shares occurring on or after the date of this Agreement and before the Closing Date, and (ii) any understatement in Section 3.02(c) of the aggregate number of the Company Shares that are outstanding and issuable pursuant to the various options and other rights referred to in that Section.  No adjustment to the price payable for Company Shares tendered in the Offers shall be made pursuant to this paragraph after the commencement of the Offers.

Section 2.02.                          Withholding.  Notwithstanding any provision contained herein to the contrary, Alpine, the Offerors and any Affiliate thereof shall make any required withholding of Taxes from amounts otherwise payable to any Person pursuant to this Agreement or the Offers and shall pay to such Person the amount otherwise due net of any such withholding; provided that none of Alpine, the Offerors nor their Affiliates shall be  entitled to withhold any amounts under this Section 2.02 from amounts paid to the Stockholder so long as the Stockholder has timely delivered the information contemplated in Section 5.11(a) of this Agreement.  To the extent that amounts are so withheld and remitted to the appropriate Tax Authority, such withheld and remitted amounts shall be treated for all purposes of this Agreement as having been paid to the relevant Person in respect of which such deduction and withholding was made.  Alpine, Offerors and any Affiliate thereof shall have no obligation to gross-up, indemnify, or otherwise compensate any Person for any withholding Tax due or imposed with respect to payments made to such Person pursuant to this Agreement.  Subject to timely delivery by the Stockholder of the information contemplated in Section 5.11(a) of this Agreement, the payment required under Section 2.06 shall not be subject to Tax withholding.

Section 2.03.                          Dissemination of the Offers.  To the extent it may do so under applicable Law, the Stockholder shall use commercially reasonable efforts to cause the Company to promptly furnish to, or cause to be furnished to, Alpine and the Offerors  mailing labels, security position listings, and any other available listings or computer files containing the names and addresses of the record or beneficial holders of the Company Shares as of the most recent practicable date and shall use commercially reasonable efforts to cause the Company to promptly furnish Alpine and the Offerors with such information (including periodically updated lists of holders of the Company Shares and all other relevant information in the Company’s possession or control regarding the beneficial owners of the Company Shares) and assistance as Alpine, the Offerors or their respective agents reasonably may request for the purpose of communicating the Offers, disseminating the Offer Documents and soliciting tenders of

Shares.  Alpine and the Offerors shall use commercially reasonable efforts to protect the confidentiality of the lists and other data referred to above, but the foregoing shall not restrict the use of such lists and data in connection with any of the transactions contemplated by this Agreement.

Section 2.04.                          Offer Conditions.  The Offers shall be subject to the satisfaction of the Minimum Condition and to the other Offer Conditions set forth on Annex A.

Section 2.05.                          Closing Date and Place.  Upon the terms and subject to the conditions set forth in this Agreement,  the Closing shall take place on the day on which the Notice of Results is published in accordance with Section 2.01(d) or, if such day is not a Payment Business Day then on the following Payment Business Day, at 10:00 a.m.  local time at the offices of a notary in Madrid, Spain, designated by Alpine not less than 5 Business Days in advance or such other place, date and time as may be mutually agreed upon between Alpine and the Stockholder.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 2.06.                          Payment for Holdco Shares.  At the Closing, Alpine shall cause an Offeror to pay an amount in Dollars equal to the product of (i) the Offer Price multiplied by (ii) the number of Company Shares of which Spanish Holdco directly or indirectly is the 100% legal and beneficial owner.   The payment shall be made in immediately available funds by wire transfer pursuant to the wire transfer instructions provided by the Stockholder not later than 5 Business Days before the Closing without deduction of any kind for any setoff or counterclaim or, except as set forth in Section 2.02, withholding.  The obligations of Alpine under this Section 2.06 shall be conditioned upon the Offers having been commenced and Notice of the Results declaring the Chilean Offer successful having been published (or required to be published) under Section 2.01.

Section 2.07.                          Actions to be Taken Before and at the Closing by the Stockholder.

(a)                                 As soon as practicable after the execution of this Agreement, but before the Launch Date, the Stockholder and Alpine shall:

(i)                                     sign before a Spanish notary a share purchase deed in respect of the Holdco Shares in a form provided by Alpine and reasonably acceptable to the Stockholder on the basis of the notarized and apostilled power of attorney referred to in clause (ii) below; the effectiveness of this share purchase deed shall be subject to the condition referred to in Section 6.03 below;

(ii)                                  deliver to the notary public an original power of attorney executed by an authorized signatory of the Stockholder, notarized and apostilled, granting powers to execute the share purchase deed referred to in clause (i) above; and

(iii)                               deliver to Alpine and/or the notary the items on Annex B relating to Spanish Holdco that the Spanish notary requests upon signing the share purchase deed referred to in clause (i) above as per the provisions of paragraph (b) below (other than items 7 through 20 of Annex B, which need be delivered only at Closing).

(b)                                 As from the execution of this Agreement, the Parties will cooperate in good faith in order to agree on the terms of the share purchase deed so that such terms incorporate any mechanics and actions that are necessary in order to ensure that, once the condition established in Section 6.03 below is satisfied and Alpine proceeds in acquiring the Holdco Shares, the share purchase agreement referred to in Section 2.07(a) above becomes automatically effective and, subject to Alpine’s obligation to make the payment required under Section 2.06, title to the Holdco Shares can be transferred to Alpine with no further consents  from either Alpine or the Stockholder. Termination of this Agreement shall cause the termination of the share purchase deed.

(c)                                  At the Closing, the share purchase deed referred to in Section 2.07(a)(i) above will become effective and (i) as a result, the Stockholder shall sell, assign, convey and transfer ownership of all of the Holdco Shares, free and clear of any and all Encumbrances whatsoever, and in connection therewith shall deliver the items described on Annex B that were not provided under Section 2.07(a)(iii) above; and (ii) the Stockholder shall deliver to Alpine a certificate to the effect described in Section 6.01(f), dated the Closing Date and signed on behalf of the Stockholder by an authorized officer.

Section 2.08.                          Proceedings at Closing.  All proceedings to be taken and all documents to be executed and delivered by all parties at the Closing shall be deemed to have been taken and executed and delivered simultaneously and with the settlement of the purchase and sale of the shares tendered in the Offers.

Section 2.09.                          Stock Options of the Company.  The Stockholder shall (i) procure that the Company will take promptly after the date of this Agreement all necessary action (without cost to the Company beyond that specified below) so that, effective as of the Launch Date, each holder of any option or similar right to purchase Company Shares that was granted to any current or former officer, director, employee or consultant of any Group Company and that is outstanding and unexercised immediately before the Closing, whether or not vested, (each such option being referred to herein as a “Company Option”) shall have the right to vest such Company Options (if unvested) and to exercise such Company Options upon the commencement of the Offer and (ii) use its commercially reasonable efforts to cause such officer, director, employee or consultant to vest, exercise each such Company Option and tender any Company Shares they are entitled to receive under such Company Options into the Offer.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder represents and warrants to Alpine that:

Section 3.01.                          Organization; Qualification; Binding Effect; Non-Contravention

(a)                                  The Stockholder is a limited company that is duly organized and validly existing under the Laws of Malta.  Each of the Group Companies is a corporation that is duly organized, validly existing and in good standing (in those jurisdictions that recognize such a concept) under the Laws of the jurisdiction of its organization or formation and has all requisite corporate or other power and authority to own, license, use, lease and operate its assets and properties and to carry on its business as it is now being conducted.  The Stockholder previously has made available to Alpine complete and correct copies of its organizational documents and the organizational documents of each Group Company and such documents reflect all amendments made thereto at any time prior to the date of this Agreement.

(b)                                 The Stockholder has full corporate or other power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate (or to cause the consummation of) the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by the Stockholder have been duly and validly authorized by all necessary corporate or other comparable action on the part of the Stockholder and no other action on the part of the Stockholder is necessary to authorize the execution, delivery or performance of this Agreement by the Stockholder.

(c)                                  Except as set forth in Section 3.01(c) of the Stockholder’s Disclosure Schedule, each of the Group Companies is duly qualified or licensed to do business as currently conducted and in good standing (in those jurisdictions that recognize such a concept) in each jurisdiction in which the assets or property owned, licensed, used, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect.

(d)                                 This Agreement has been duly executed and delivered by the Stockholder.  This Agreement constitutes the legal, valid and binding obligation of the Stockholder and is enforceable against each Stockholder in accordance with its terms.

(e)                                  None of the execution, delivery and performance of this Agreement by the Stockholder, or the consummation of the transactions contemplated by this Agreement, will (i) violate or conflict with any provision of the organizational documents of the Stockholder or of any Group Company, (ii) violate or conflict with any Law applicable to any Stockholder or any Group Company, or (iii) result in any breach of, or constitute a default (or event which, with the giving of notice or the lapse of time or both, would constitute a default) under, or give any Person any rights of termination, acceleration or cancellation of, or result in the creation of any Encumbrance (other than Permitted Encumbrances) on any of the assets, properties or capital stock of any of the Group Companies pursuant to any Contract to which any Stockholder or any Group Company is a party, except, (x) in the cases of clauses (ii) and (iii) of this Section 3.01(e) for any such conflicts, violations, breaches, defaults, terminations, accelerations, cancellations or creations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, and (y) as set forth in Section 3.01(e) of the Stockholder’s Disclosure Schedule.

Section 3.02.                          Capitalization; Subsidiaries.

(a)                                 Except as set forth in Section 3.02(a) of the Stockholder’s Disclosure Schedule, all of the issued and outstanding shares and other equity interests of the Group Companies other than the Company are owned by the Stockholder or another Group Company free and clear of any Encumbrances whatsoever.   All the issued and outstanding shares or other equity interests of each Group Company have been duly authorized and validly issued and are fully paid and non-assessable and none were issued in violation of any preemptive or other similar right.  None of Spanish Holdco, Holdco Sub or the Company has any outstanding obligation to declare or pay a dividend or distribution based on its earnings or results of operations in any past period.

(b)                                 The Stockholder is the holder of record of all the issued and outstanding Holdco Shares, which it owns free and clear of any Encumbrances whatsoever and has the unencumbered power to freely dispose of those Holdco Shares by selling them to Alpine in accordance with the provisions of this Agreement.  The effect of selling the Holdco Shares to Alpine as provided in this Agreement will be to transfer full ownership and control of the Stockholder’s Company Shares to Alpine.

(c)                                  The Holdco Shares are the only shares (participaciones sociales) of Spanish Holdco that are issued, and the Company Shares are the only class of shares of capital stock of the Company that are authorized, issued or outstanding.  At the close of business on May 13, 2014, (i) 8,416,000,000 Company Shares were issued and outstanding, all of which are fully paid, and (ii) 96,000,000 Company Shares are outstanding and reserved for subscription upon the exercise of stock options previously issued by the Company. Of the 96,000,000 outstanding and reserved Company Shares, stock options representing 71,761,600 of such outstanding and reserved Company Shares are allocated (the “Company Stock Awards”), of which 21,528,480 are vested, and 24,238,400 Company Shares are unallocated.  Section 3.02(c) of the Stockholder’s Disclosure Schedule accurately sets forth for each Company Stock Award the name and corporate position of the recipient and the applicable economic, vesting and other provisions. Except for the Company Stock Awards, there are no outstanding options, warrants, right of conversion, exchange or purchase or similar rights in respect of, or any agreements or understandings with respect to the issuance, voting, sale or transfer of, any shares or other equity interests of any Group Company.  Except as described in the preceding part of this paragraph, (i) there are no outstanding shares of capital stock or other voting securities of any Group Company, (ii) there are no securities of any Group Company that are convertible into or exchangeable for shares of capital stock or other securities of any Group Company, and (iii) there are no subscriptions, options, warrants, puts, calls, phantom stock rights, stock appreciation rights, stock-based performance units, agreements, understandings, claims or other commitments or rights of any type granted or entered into by any Group Company relating to the issuance, sale, repurchase or transfer of any securities any Group Company or that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights of securities of any Group Company.

(d)                                 Except as set forth on Section 3.02(d) of the Stockholder’s Disclosure Schedule, Spanish Holdco and each other Group Company that, directly or indirectly, owns or has owned Company Shares: (i) has, at all times since its formation, been a holding company only, with no business operations or activities and no employees, and (ii) has no outstanding bonds, debentures, notes or other similar obligations or incurred any Indebtedness or assumed or guaranteed any obligations on behalf of any Person.

(e)                                  (i) Section 3.02(e)(i) of the Stockholder’s Disclosure Schedule accurately sets forth (i) the equity capitalization of each Group Company and each JV Entity, including the numbers of shares or other equity interests that are (in each case) (x) authorized, and (y) issued and outstanding, and (ii) the number of shares of each such entity that are owned by each other Group Company or the Stockholder, (ii) except as set forth in Section 3.02(e)(ii) of the Stockholder’s Disclosure Schedule, there are no outstanding obligations of any Group Company to make any investment (in the form of a loan, capital contribution or otherwise) in any Group Company or any JV Entity or in any other Person or to vote or refrain from voting or to dispose of or refrain from disposing of any securities of any

Group Company or JV Entity, (iii) all Company Stock Awards have been issued pursuant to award agreements substantially identical to the form of award agreement titled “Contrato de opción de adquisición de acciones CFR Pharmaceuticals S.A.” set forth in Section 3.02(e)(iii) of the Stockholder’s Disclosure Schedule, and (iv) Section 3.02(e)(iv) of the Stockholder’s Disclosure Schedule contains a complete and accurate list of all outstanding bonds, debentures, notes or other similar obligations issued or guaranteed by, or otherwise binding upon, any Group Company.  The holders of those bonds, debentures, notes and other obligations do not have the right to vote on any matter with the stockholders of any Group Company, other than the voting rights of the bondholders or noteholders in connection with the provisions of the applicable indentures or bond issuance agreements.

Section 3.03.                          Consents and Approvals; No Violations.

(a)                                 The execution, delivery and performance by the Stockholder of this Agreement and the consummation of the transactions contemplated hereby do not and will not require any filing or registration with, notification to, or authorization, permit, consent or approval of, or other action by or in respect of, any Governmental Authority or Antitrust Authority other than (i) compliance with the applicable Tender Offer Rules, (ii) compliance with the notification, approval and waiting period requirements imposed under applicable Antitrust Laws, and (iii) where the failure to obtain such consents, approvals, authorizations or permits or to make such filings or notifications could not reasonably be expected to have a Company Material Adverse Effect (disregarding for this purpose clauses (C) and (D) in the definition of that term).

(b)                                 The Restructuring was duly and validly authorized by all necessary corporate or other comparable action on the party of each party to any of the transactions that comprised the Restructuring, and the agreements entered into to effect the Restructuring were duly executed and delivered by each party thereto and constitute the legal, valid and binding obligation of each such party and are enforceable in accordance with their respective terms.  None of the transactions that comprised the Restructuring (i) violate or conflict with any provision of the organizational documents of any party to such transactions, (ii) violate or conflict with any Law applicable to any party to such transactions, or (iii) result in a breach of or constitute a default (or event which, with the giving of notice or the lapse of time or both, would constitute a default) under, or give any Person any right of termination, acceleration or cancellation of, or result in the creation of any Encumbrance on any of the assets, properties, or capital stock of any of the Group Companies.  Except as described in Section 3.03(b) of the Stockholder’s Disclosure Schedule, the transactions that comprise the Restructuring did not and will not require any filing or registration with, notification to, or authorization, permit, consent or approval of, or other action by or in respect of, any Governmental Authority or Antitrust Authority.  Section 3.03(b) of the Stockholder’s Disclosure Schedule sets forth a complete and accurate description of the Restructuring and of the corporate structure resulting from the Restructuring.

Section 3.04.                          Financial Statements; Accounting Matters.

(a)                                 Each Group Company has timely filed with or furnished to each applicable Governmental Authority all forms, reports, schedules, statements and other documents (collectively, the “Company Disclosure Documents”) required to be filed or furnished by it under the applicable provisions of the Chilean Securities Market Law, the regulations promulgated by the SVS, the Chilean

Companies Law and the Exchange Act that require disclosure for the benefit of investors or stockholders  (the “Market Disclosure Requirements”).  Each of the Company Disclosure Documents, when filed, complied in all material respects with the applicable Market Disclosure Requirements.  None of the Company Disclosure Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  No Group Company other than the Company is required to make any filings with the SVS, the SEC, the Santiago Stock Exchange or any other stock exchange.

(b)                                 The consolidated financial statements of the Company and its Subsidiaries (i) that were included in the Company Disclosure Documents, and (ii) that were made available to Alpine through the Virtual Data Room, in each case including all related notes, comply in all material respects with applicable accounting and other requirements of the Market Disclosure Requirements, were prepared in accordance with IFRS applied on a consistent basis during the periods involved (except as may be set forth in the notes thereto and subject, in the case of the unaudited statements, to normal, recurring audit adjustments not material in amount) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods indicated.

(c)                                  All accounts receivable of each Group Company are current and arose from valid transactions in the ordinary course of business with unrelated third parties except for amounts reserved for accounts receivable in the Financial Statements.  All Inventory of each Group Company is usable and saleable in the ordinary course of business except (i) for amounts reserved for Inventory in the Financial Statements and (ii) as set forth on Section 3.04(c) of the Stockholder’s Disclosure Schedule.  No Group Company has received any written notice or other written indication that (i) any of the accounts receivable of a Group Company will not be collectible in full or (ii) any Inventory of a Group Company will not be usable or salable in full, in each case, net of any reserves shown on the Financial Statements.

(d)                                 The Company, its Subsidiaries, and each other Group Company, have designed and maintain a system of internal controls over financial processes sufficient to provide reasonable assurances regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.  The Company and its Subsidiaries, and each other Group Company, have (i)  implemented disclosure controls and procedures to ensure that material information relating to such entity, including its consolidated subsidiaries, is recorded, processed, summarized and reported within the time periods specified by the applicable Market Disclosure Requirements and is accumulated and made known to management as appropriate to allow timely decisions regarding required disclosure, and (ii)  disclosed, based on its most recent evaluation, to its independent auditors and the audit committee of its board of directors (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect such entity’s ability to record, process, summarize and report financial information, and (y) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting.  Complete and accurate copies or descriptions of all disclosures made by any Group Company’s management to such Group Company’s independent auditors and audit committees as described in clause (ii) of the preceding sentence are set forth in Section 3.04(d) of the Stockholder’s Disclosure Schedule.  The Company, each of its Subsidiaries and each other Group Company has determined that its respective internal controls and reporting systems are adequate in light of applicable Law and regulations.

(e)                                  Except as set forth on Section 3.04(e) of the Stockholder’s Disclosure Schedule, (i) none of the Company nor its Subsidiaries or any other Group Company or, to the knowledge of Stockholder, any director, officer, employee, auditor, accountant or representative of any of such entities has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the books and records, accounting or auditing practices, procedures, methodologies or methods of any of such entities or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that any of such entities has engaged in questionable accounting or auditing practices, and (ii) no attorney representing any of such entities, whether or not employed by the any of such entities, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by any of such entities or any of their respective officers, directors, employees or agents, to the board of directors of any such entity or any committee thereof or to any director or officer of any such entity.

(f)                                   There are no liabilities (including Indebtedness) of any of the Company, its Subsidiaries or any other Group Company of any kind whatsoever, known or unknown, whether or not accrued, whether or not contingent or absolute and whether or not required to appear on the face of a balance sheet prepared in accordance with IFRS, other than (i) liabilities disclosed in the Company’s audited consolidated balance sheet as of December 31, 2013 (the “Balance Sheet Date”), (ii) liabilities incurred in connection with the transactions contemplated by this Agreement and (iii) liabilities incurred in the ordinary course of business since the date of such balance sheet, none of which reasonably could be expected to result in a Company Material Adverse Effect.  Section 3.04(f) of the Stockholder’s Disclosure Schedule sets forth complete and accurate description of the Indebtedness of each Group Company.

(g)                                  Alpine has been provided with true and complete copies of each management letter received since September 1, 2010 from any independent auditor of any Group Company, and if no such management letters have been received, Alpine has been provided with copies of all correspondence from such independent auditors during such period relating to subject matter of the same type as would be included in a management letter.

(h)                                 Except for “hechos reservados” relating to this transaction, there are no “hechos reservados” filed with the SVS.  All materials other than “hechos reservados” filed or furnished by the Company with or to the SVS and copies of all correspondence (if any) between the SVS or its staff on the one hand and any Group Company or its Representatives on the other hand, are publicly available.

Section 3.05.                          Absence of Certain Changes or Events.  Since the Balance Sheet Date, (i) there has not been a Company Material Adverse Effect, (ii) the Business has been conducted only in the ordinary course, and (iii) no action has been taken that, if taken between the date hereof and the Closing, would have violated Section 5.01.

Section 3.06.                          Information Supplied.  None of the information supplied or to be supplied by the Stockholder or any Group Company for inclusion or incorporation by reference in the Offer Documents will at the time of the dissemination of such information to the Company’s stockholders contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.07.                          Benefit Plans; Employees and Employment Practices.

(a)                                 Section 3.07(a)(i) of the Stockholder’s Disclosure Schedule contains a complete and accurate list of each Plan providing benefits to any current or former employee, officer, director, agent or independent contractor of any Group Company (collectively, the “Employees”) or with respect to which any Group Company could have any liability; with respect to a Plan, including all state-sponsored or required or otherwise mandatory social security, collective bargaining, compensation, benefit and other Plan to which any of the Group Companies contributes in compliance with any applicable Law (collectively, the “Benefit Plans”). Alpine has been provided with complete and correct copies of (i) each Benefit Plan (or, in the case of any unwritten Benefit Plans, descriptions thereof) as amended as of the date hereof, and (ii) the most recent actuarial report with respect to each Benefit Plan, if applicable.  No Benefit Plan provides benefits to former Employees other than the Benefit Plans listed in Section 3.07(a)(ii) of the Stockholder’s Disclosure Schedule.

(b)                                 Each Benefit Plan has been established, adopted, amended and administered in accordance with its terms and the requirements of applicable Laws, including with respect to all required filing, reporting and disclosure requirements.  Each Benefit Plan intended to qualify for special tax treatment (if any), and the trust (if any) forming a part thereof, meets all requirements for such treatment and is so qualified.  Each Group Company is in compliance with the terms of all Collective Agreements and all applicable Laws relating to the employment of labor with respect to all Employees.

(c)                                  Except as set forth on Section 3.07(c) of the Stockholder’s Disclosure Schedule, there is no pending, nor, to the knowledge of Stockholder, threatened, legal action, proceeding, investigation, lawsuit, arbitration, grievance, dispute, audit, charge, complaint, arbitration or other manner of litigation, dispute resolution or claim against, involving, based on, arising out of, in connection with (i) the existence, operation or administration of or otherwise relating to any Benefit Plan, other than routine claims for benefits, or (ii) the employment, services, or termination of employment or services of any Employee.  No event has occurred and to the knowledge of Stockholder there exists no condition or set of conditions in connection with the Benefit Plans that reasonably could be expected to give rise to any legal action, proceeding, investigation, lawsuit, arbitration, grievance, dispute, audit, charge, complaint, arbitration or other manner of litigation, dispute resolution or claim, other than routine claim for benefits.

(d)                                 All contributions or premiums required to be made by any Group Company or under each Benefit Plan in respect of the Employees have been made in a timely fashion in accordance with applicable Laws and the terms of the applicable Benefit Plan.  Except as set forth in Section 3.07(d) of the Stockholder’s Disclosure Schedule, the fair market value of the assets of each Benefit Plan is, or the liabilities reflected in the Financial Statements are, sufficient to procure or provide for the benefit obligations as of the date of this Agreement with respect to all Employees who are participants in such Benefit Plan, and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event, such as termination of employment) cause such assets to be less than such benefit obligations.  Except as set forth on Section 3.07(d)(i) of the Stockholder’s Disclosure Schedule, no Group Company has maintained, sponsored or been required to contribute to any defined benefit pension plan or other Benefit Plan that provides benefits pursuant to a formula that requires benefits to be funded based on actuarial principles or otherwise.  Section 3.07(d)(i) of the Stockholder’s Disclosure Schedule sets forth the pension benefit obligation, method of valuation (e.g., projected benefit obligation (PBO), defined benefit obligation (DBO) or other), and the value of the assets of each Benefit Plan described therein.

(e)                                  Except as set forth on Section 3.07(e) of the Stockholder’s Disclosure Schedule, no loans or extensions of credit are outstanding with respect to the thirty most highly compensated current Employees.  Section 3.07(e) of the Stockholder’s Disclosure Schedule sets forth for each such Employee, the Employee’s name, the purpose of the loan (e.g., car, tuition, etc.), principal loan amount, interest rate, outstanding balance, and maturity date.

(f)                                   Except as set forth on Section 3.07(f) of the Stockholder’s Disclosure Schedule, there exists no obligation on the part of any Group Company to (i) make any severance or termination payment or other similar payment to any Employee in excess of any amount required to be paid under applicable Laws, or (ii) provide, housing, dormitory or similar benefits to any Employee.  Except as set forth on Section 3.07(f)(iii) of the Stockholder’s Disclosure Schedule, each Group Company has made all payments and provided all benefits due to each Employee and has fulfilled all obligations to accrue compensation or benefits with respect to each Employee.

(g)                                  Each Group Company is in compliance with all applicable Laws respecting employment and employment practices, terms, and conditions of employment, and wages and hours, and has not engaged in any unfair labor practices.  Each Group Company has properly classified for all purposes (including for all Tax purposes and for purposes of determining eligibility to participate in any Benefit Plan) all Employees and has withheld and paid all applicable Taxes and made all appropriate filings in connection with services provided by all Employees to such Group Company.  All Tax withholding, social security contributions or other deductions required by any Governmental Authority or Tax Authority with respect to remuneration and any other compensation of each Employee have been paid, accounted for and reported to all applicable Governmental Authority and Tax Authority in a manner that complies with applicable Law.  There are no pension or social security liabilities or pending payments with regard to any social security institution of any kind.

(h)                                 (i) Except as described in Section 3.07(h)(i) of the Stockholder’s Disclosure Schedule, there are no pending, nor have there within the past five (5) years been any, actual or threatened controversies, strikes, work stoppages, slowdowns, lockouts, arbitrations or other labor disputes pending or threatened between any Group Company and any labor union, trade union, works council or employee organization or group in respect of or affecting any Employee, (ii) none of the Employees are covered or bound, either directly or by operation of applicable Laws, by any collective bargaining agreement, collective labor contract, letter of understanding, letter of intent, voluntary recognition agreement or other legally binding commitment or written communication to any trade union, labor union, works council, or employee organization or group which is recognized under applicable Laws as a trade union in respect of or affecting Employees, other than the Contracts and other arrangements described on Section 3.07(h)(ii) of the Stockholder’s Disclosure Schedule (the “Collective Agreements”) and (iii) there are no pending, nor have there within the past five (5) years been any, actual or threatened organizational effort by any labor union or other collective bargaining unit or otherwise involving any of the Employees who are not currently subject to the Collective Agreements (the “Non-Union Employees”).

(i)                                     Except as set forth on Section 3.07(i) of the Stockholders’ Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event, such as termination of employment) (i) cause or result in payment of, or in the accelerated vesting, funding or delivery of, or increase the amount or value of, any severance, termination, change in control payment or any other compensation, payment or benefit to (x) any Employee or (y) any service provider to any other Person where the cost thereof would be borne by any Group Company, under a Benefit Plan or otherwise; (ii)  cause or result in the funding of any Benefit Plan; (iii) cause or result in a limitation on the right of Alpine or any Group Company to amend, merge, terminate or receive a reversion of assets from any Benefit Plan or related trust; (iv) trigger the forgiveness of Indebtedness owed to any Group Company by (x) any Employee or (y) any service provider to any other Person; or (v) result in or give rise to any obligation to notify, consult with or obtain the consent or approval of any Employee, union, works council, or other employee representative.

(j)                                    Other than with respect to (i) the Benefit Plans and (ii) Employees with respect to services provided solely to the Group Companies, no Group Company has or could have any liability related to employment, compensation or benefits with respect to any Plan or Person.

Section 3.08.                          Contracts.

(a)                                 Section 3.08(a) of the Stockholder’s Disclosure Schedule contains a complete and accurate list of the following Contracts with parties other than Group Companies, to which, as of the date of this Agreement, any Group Company is a party or by which any of them is bound:

(i)                                     any Contract (other than Contracts to which the only parties are Group Companies) having an aggregate value, or involving payments by or to any one or more Group Companies, of more than $5 million per year or $10 million over the term of the Contract, except for any such Contract that may be canceled without penalty by or at the direction of any Group Company upon notice of 60 days or less;

(ii)                                  any Contract that (w) purports to limit in any material respect either the type of business in which any Group Company (or, after the Closing, Alpine or its Subsidiaries, including the Group Companies) or any of their Affiliates may engage, or the manner or geographic area in which any of them may so engage in any business, (x) grants “most favored nation” status that, following the Closing, would apply to Alpine or any of its Affiliates, including any Group Companies,  (y) prohibits or limits in any material respect the right of any Group Company to make, sell or distribute any products or services or use, transfer, license, distribute or enforce any of their respective Intellectual Property rights, including any Contract that grants to any distributor exclusive rights in respect of any territory or any product or (z) contains “put” or “call” provisions permitting one party to the Contract to cause any Group Company to buy or sell any equity or ownership interests or other assets;

(iii)                               any Contract with respect to any joint venture, partnership or similar arrangement and any Contract that requires or may require a Group Company to invest in or extend credit to another Person (other than trade credit extended to customers in the ordinary course);

(iv)                              any Contract having an aggregate value, or involving payments by or to any one or more Group Companies, of more than $3 million per year or $6 million over the term of the Contract, that contains change-in-control or anti-assignment provisions that would be triggered by the consummation of any of the transactions provided for in this Agreement;

(v)                                 any Contract that provides for capital expenditures by any Group Company in excess of $5 million;

(vi)                              any Contract with a Governmental Authority or Governmental Official other than (x) tenders with government owned hospitals or clinics in the ordinary course having an aggregate value, or involving payments by or to any one or more Group Companies, of more than $3 million per year or $6 million over the term of the Contract and (y) Contracts entered into in the ordinary course with employees of government owned hospitals or clinics;

(vii)                           any Contract that prohibits the payment of dividends or distributions in respect of capital stock of any Group Company, prohibits the pledging of capital stock of any Group Company or prohibits the issuance of guarantees by any Group Company;

(viii)                        any Contract pursuant to which any indebtedness for borrowed money with a principal amount in excess of $5 million of any Group Company is outstanding or may be incurred, and any Contract providing for any guarantee or “keep-well” commitment by any Group Company in respect of any indebtedness for borrowed money of any Person under which the liability of any Group Company could exceed $1 million;

(ix)                              any Contract (other than customer and supplier contracts made in the ordinary course of business) providing for the acquisition, lease, license or other disposition by any Group Company, in a single transaction or series of related transactions, of assets having a value in excess of $5 million, or under which any Group Company has or may become subject to indemnification, earn-out or other contingent payment obligations in excess of $5 million;

(x)                                 any Contract granting a power of attorney or similar right to any person to act on behalf of a Group Company in any respect;

(xi)                              any other Contract on which the Business is materially reliant, including any sole source supply Contract; and

(xii)                           any Contract that reasonably could be expected to prevent, delay or impede the consummation of the Offers or any of the other transactions contemplated by this Agreement or to require the disposition of any material asset or line of business by any Group Company or other affiliates as a result of the consummation of the Offers or any of the other transactions contemplated by this Agreement.

The Contracts described in this Section 3.08(a) are sometimes referred to herein as “Material Contracts”.

(b)                                 Complete and correct copies of all Material Contracts, together with all amendments and modifications thereof and waivers and other changes with respect thereto, have been previously provided to Alpine.

(c)                                  No Group Company, or to the best knowledge of Stockholder, any other party, is in violation or breach of or in default under any Material Contract.  No party to any Material Contract has, to the knowledge of Stockholder, alleged that any Group Company is in violation or breach of or in default under any such Material Contract or has notified any Group Company of an intention to modify any material terms of or to decline to renew any such Material Contract.

(d)                                 To the knowledge of Stockholder, there are no facts, circumstances or conditions that would reasonably be expected to result in the loss of (i) any customer or distributor accounting for more than 5% of the consolidated revenues of the Company and its Subsidiaries, or (ii) any material supplier to any Group Company.

Section 3.09.                          Litigation and Other Proceedings.  Except as set forth on Section 3.09 of the Stockholder’s Disclosure Schedule (i) there are no Proceedings pending or, to the knowledge of Stockholder, Threatened against any Group Company except for Proceedings threatened against any Group Company that could not reasonably be expected, individually or in the aggregate, to result in Losses in excess of $10 million in the aggregate or in the entry of injunctive or other non-monetary relief against any Group Company, including a Product Event or the suspension or withdrawal of the marketing authorization for any Product, (ii) none of the Group Companies nor any of their respective assets, rights or properties is subject to any outstanding order, writ, judgment, decree, injunction or ruling  (any of the foregoing being hereinafter referred to as an “Order”), except for Orders applicable only to one or more Group Companies that could not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (iii) as of the date of this Agreement, there are no Proceedings pending, or to the knowledge of Stockholder, threatened against any Group Company or against any Stockholder or any Affiliate of a Stockholder that if adversely determined would prevent, delay or impede the consummation of the Offers or any of the other transactions contemplated by this Agreement, (iv) none of the Group Companies or the Stockholder nor any of their respective assets, rights or properties is subject to any Order that reasonably could be expected to prevent, delay or impede the consummation of the Offers, the sale of the Holdco Shares or any of the other transactions contemplated by this Agreement, and (v) there are no inquiries or investigations by or before any Governmental Authority or Antitrust Authority pending or, to the knowledge of Stockholder, threatened, nor are there any internal investigations being conducted by or on behalf of the board of directors, the Ethics Committee of any Group Company or any other committee of any Group Company, in each case regarding any alleged malfeasance by any officer or director of any Group Company.

Section 3.10.                          Compliance with Laws.

(a)                                 Except as set forth on Section 3.10(a) of the Stockholder’s Disclosure Schedule  (i) each Group Company possesses, and at all relevant times in the past each Group Company has been in compliance with, all Governmental Authorizations necessary for the conduct of its business as currently conducted, (ii) no suspension or termination of any such Governmental Authorization has been Threatened or is pending, and (iii) no Governmental Authority has provided any notice, document or other communication to any Group Company challenging its right to conduct any aspect of its Business or alleging or asserting any possible violation of any Law or Governmental Authorization applicable to any Group Company or any Product or that any additional Governmental Authorizations are required for the conduct of its Business.

(b)                                 None of the Group Companies, nor any of their respective directors, officers, employees or agents, or any Person acting on behalf of any of them or any of their Affiliates, has taken any action in contravention of the Anti-Bribery Laws.

(c)                                  None of the Group Companies, the Stockholder nor any of their respective directors or employees or Affiliates nor any Person acting on behalf of any of them, directly or indirectly, has given, agreed to give, promised or authorized any material gift or benefit to any customer, supplier, Governmental Official or any other Person that if not continued after the Closing, might have a Company Material Adverse Effect.

(d)                                 None of the Group Companies, the Stockholder or, any JV Entity, any of the respective directors or employees or Affiliates of the Group Companies or the Stockholder or, to the knowledge of the Stockholder, any of the directors, employees or Affiliates of any JV Entity (i) appears on OFAC’s list of the Specially Designated Nationals and Blocked Persons or any other list administered by the U.S. Government pursuant to the Sanctions Laws and Regulations; or (ii) is otherwise located , organized or resident in a country or territory that is the subject of Sanctions Laws and Regulations and listed in Section 3.10(d) of the Stockholder’s Disclosure Schedule.  To the Stockholder’s knowledge, there are no pending issues affecting any of the Group Companies with respect to actual or alleged violations of any of the Sanctions Laws and Regulations.  None of the Group Companies, the Stockholder or any of their respective directors or employees or Affiliates or any Representative acting on behalf of any of them has taken any action in violation, in any material respect, of any of the Sanctions Laws and Regulations.

Section 3.11.                          Regulatory Matters.

(a)                                 Section 3.11(a) of the Stockholder’s Disclosure Schedule sets forth a complete and accurate list  of (i) the Products that any Group Company (x) sells, distributes, markets or manufactures, or (y) for which any Group Company holds or has applied for any Governmental Authorization pertaining to marketing or manufacturing, and (ii) all Governmental Authorizations previously granted to any Group Company by, or for which applications are pending before, any Governmental Authority to develop, manufacture, import, export, market, distribute or sell any of the Products or to own or operate any of its assets or to operate its business as currently conducted.  None of those Governmental Authorizations will cease to be valid or effective by reason of the consummation of the transactions provided for in this Agreement.

(b)                                 Except as set forth in Section 3.11(b) of the Stockholder’s Disclosure Schedule,  since September 1, 2010, there has been no material Product Event, and to the knowledge of the Stockholder there are no facts that would be reasonably likely to result in a Product Event, or a material change in the labeling of any Product, in order to avoid a specific concern that could result in a Product Event.

(c)                                  Except as set forth on Section 3.11(c) of the Stockholder’s Disclosure Schedule, none of the Group Companies has knowingly made any false statements on, or material omissions from, any applications, approvals, reports or other submissions to any Governmental Authority, or in or from any other records and documentation prepared or maintained to comply with the requirements of any Governmental Authority relating to any Governmental Authorization of any Products.

(d)                                 Except as set forth on Section 3.11(d) of the Stockholder’s Disclosure Schedule, (i) no Group Company has breached any representation or warranty, express or implied, given in respect of any product previously sold by any of them, (ii) all products previously marketed, distributed, sold or exported by any Group Company complied in all respects with all applicable product specifications and requirements and with the terms of all applicable Governmental Authorizations, except for any inconsistencies between labeling and packaging and the applicable Governmental Authorization that (x) have not and would not reasonably be expected to result in any adverse effect on a Group Company and (y) have not and would not reasonably be expected to result in injury to consumers, and (iii) there is no design defect in any Product.

(e)                                                                      Each of the Group Companies has taken all reasonable measures, directly or indirectly, to ensure the confidentiality, privacy and security of employee, patient, customer financial and other confidential information, and each of them has conducted its business in compliance in all material respects with all applicable Laws and all of its policies and procedures governing privacy, data protection and the protection of personal information (including with respect to employees, patients, customers and other individuals).  The rights of the Group Companies to use and disclose such information will not be adversely affected in any material respect by the consummation of the transactions contemplated by this Agreement.

Section 3.12.                          Tax Matters.

(a)                                 All material Tax Returns that are required to be filed by or on behalf of the Group Companies prior to the Closing Date have been or will be timely filed, and all such Tax Returns were true, correct and complete in all material respects when filed and were prepared in accordance with all applicable Laws.  All material Taxes required to be paid by any Group Company (whether or not shown to be due on such Tax Returns) have been timely paid (except for Taxes that are being contested in good faith in proper proceedings and for which adequate reserves have been established and maintained) and those Taxes which are under the relevant normal assessment procedure are not yet due.

(b)                                 Except as set forth on Section 3.12(b) of the Stockholder’s Disclosure Schedule, there are no (i) examinations, audits, actions, claims, demands, suits, disputes or other Proceedings notified or threatened against any Group Company with respect to Taxes, or (ii) unresolved claims in competent authority pursuant to any income tax, trade tax or social insurance tax treaty, against any Group Company that may result in Taxes of any Group Company for any taxable period ending on or before the Closing Date.

(c)                                  All material Taxes that the Group Companies are or were required by Law to withhold or collect have been timely and duly withheld or collected and, to the extent required, have been paid to the proper Tax Authority.

(d)                                 No Group Company has waived any statutes of limitation in respect of any Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which period of time (after giving effect to such extension or waiver) has not yet expired.

(e)                                  Except as set forth on Section 3.12(e) of the Stockholder’s Disclosure Schedule, there are no Encumbrances (other than Permitted Encumbrances) for Taxes upon any of the assets of any Group Company or on any of the shares of any Group Company.

(f)                                   No Group Company is a party to or bound by any Tax allocation, sharing, indemnity or similar agreement or arrangement with any Person other than a Group Company, and none of the Group Companies has current or potential contractual obligations to indemnify any other Person with respect to Taxes.

(g)                                  There are no (i) Tax rulings, requests for rulings, closing agreements or similar agreements or rulings (including any request with respect to a change in any accounting method) filed with any Tax Authority by or on behalf of any Group Company or (ii) Tax opinions received from a law firm, accounting firm or consulting firm rendered with respect to any particular transaction or item that will materially affect the liability of any Group Company for Taxes after the Closing, except as set forth in Section 3.12(g)(ii) of the Stockholder’s Disclosure Schedule.  Except as set forth in Section 3.12(g) of the Stockholder’s Disclosure Schedule, there are no powers of attorney that are currently in effect or have been granted by any Group Company with respect to any matter relating to Taxes.

(h)                                 No Tax Authority in a jurisdiction in which a Group Company does not file Tax Returns has ever claimed that such Group Company may be subject to liability for any Taxes by that jurisdiction or is required to file a Tax Return in that jurisdiction.

(i)                                     No Group Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing as a result of any (i) improper use of or change in a method of accounting, during a taxable period ending on or before the Closing, (ii) closing agreement (or similar agreement under any corresponding or similar provision of any Tax Law) executed on or before the Closing, (iii) installment sale or open transaction disposition made on or before the Closing, or (iv) prepaid amount received on or before the Closing.

(j)                                    None of the Group Companies joins or has joined, for any taxable period in the filing of any affiliated, aggregate, consolidated, combined or unitary Tax Return and none of the Group Companies has any liability for Taxes of any Person other than any other Group Company under the provisions of any Tax Laws.

(k)                                 The amount accrued as a liability for Taxes on the most recent audited financial statements of the Company will be sufficient to pay in full all unpaid Taxes of the Group Companies for taxable periods (or portions thereof) ending on or before the date of the most recent audited financial statements of the Company, whether or not such Taxes are due on or before such date and, since the date of the audited financial statements of the Company, the Group Companies have not incurred any liability for Taxes other than in the ordinary course of business.

(l)                                     None of the Group Companies has entered into any transaction with any other Group Company or the Stockholder or any of its Affiliates without arms-length consideration, as determined under applicable Law, which would result in Tax liabilities of any Group Company under any applicable Law.

Section 3.13.                          Real Property.

(a)                                 Section 3.13 of the Stockholder’s Disclosure Schedule contains a true, correct and complete list of (i) each parcel of real property owned beneficially or of record by any Group Company (together with all Improvements located thereon and all easements, rights of way, privileges, transferable licenses, appurtenances and other rights associated therewith, the “Owned Real Property”) and includes the name of the owner thereof, and (ii) each parcel of real property leased, subleased or occupied to or by any Group Company (together with all Improvements located thereon and all easements, rights of way, privileges, transferable licenses, appurtenances and other rights associated therewith, the “Leased Real Property” and together with the Owned Real Property, the “Real Property”) and includes the names of the parties to such lease or sublease, the date of such lease or sublease, any amendments thereto, the expiration date of such lease or sublease and any consents, approvals or other documents necessary or required such that each such lease and sublease will be in full force and effect and remain binding on all parties thereto in accordance with the terms of such lease or sublease as of the Closing.  Other than the Real Property, no Group Company owns any real property and no Group Company is a tenant, landlord or other party under any lease, sublease, license or other occupancy agreement relating to real property.

(b)                                 A Group Company has good and marketable, fee simple title to each Owned Real Property and has a valid leasehold interest in each Leased Real Property and a Group Company is in exclusive physical possession of each parcel of Real Property and all Improvements thereon, and each such parcel is free and clear of all Encumbrances other than Permitted Encumbrances.  One or more of the Group Companies has such rights of ingress and egress with respect to the Real Property and the Improvements thereon as are required to conduct the applicable portions of the Business in a safe, efficient and lawful manner consistent with past practice.  None of such Real Property, or the use thereof, contravenes or violates any building, zoning, administrative, occupational safety and health or other Law in any material respect (whether or not permitted on the basis of prior nonconforming use, waiver or variance).  No Group Company is a party to any Contract for the sale of all or any part of the

Owned Real Property and no Group Company has granted to any Person any right of first refusal, option or other right to purchase, all or any portion of any Owned Real Property or any interest therein.

(c)                                  One or more of the Group Companies has a valid and subsisting leasehold estate in and the right to quiet enjoyment of the Leased Real Property for the full term of the lease of such properties.  Each lease referred to in clause (ii) of paragraph (a) (“Lease”) above is a legal, valid and binding agreement, in full force and effect and enforceable in accordance with its terms.  There is no, and no Group Company has received notice of any, default thereunder, nor has any condition or event occurred which, with the giving of notice or the lapse of time or both, would constitute a default thereunder.  Without limiting the generality of the foregoing, the relevant Group Company is current in the payment of all rent and other payment obligations, if any, due under each Lease and has not prepaid more than one month’s rent thereunder.  None of the Group Companies owes any brokerage commissions with respect to any such Lease or any of the Leased Real Property (including any contingent obligation in respect of future lease extensions).

(d)                                 The Company has delivered to Alpine true and complete copies of (i) all deeds, leases, mortgages, deeds of trust, certificates of occupancy, title insurance policies, title reports (together with copies of all documents forming exceptions thereto), surveys and similar documents, and all amendments thereof, with respect to the Owned Real Property, and (ii) all Leases (including all amendments and renewal letters, if any, and underlying leases in the case of subleases) and, to the extent reasonably available, all other documents referred to in clause (i) of this paragraph (d) with respect to the Leased Real Property.  Each Lease contains the entire agreement between the landlord of the Leased Real Property and the relevant Group Company and there are no other agreements between the parties thereto affecting such Leased Real Property.

(e)                                  All Improvements and equipment included in the Real Property are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, are adequate and suitable for the purposes for which they are presently being used.

(f)                                   The Real Property includes all real property and Improvements that are used or held for use in connection with the conduct of the Business as presently conducted and as presently planned to be conducted.

(g)                                  There are no condemnation or appropriation proceedings pending or, to the knowledge of Stockholder, threatened against all or any portion of any of the Real Property or the improvements thereon.  There are no pending or anticipated zoning or other land-use regulation proceedings which would adversely affect the use, operation or value of any of the Real Property, or any special assessment proceedings affecting any of the Owned Real Property.

(h)                                 The relevant Group Company has all Governmental Authorizations required by applicable Governmental Authorities for the use, occupancy and operation of the Real Property as it is presently operated, used and occupied.  The Real Property and the Group Companies’ use and operation thereof complies in all material respects with all applicable Laws.  No Group Company has received any notice of any non-compliance or alleged non-compliance with any applicable Laws regarding the Real Property.

(i)                                     All water, waste, electric, sewer and other utilities required for the present use and operation of each Real Property are physically and lawfully in place and functioning.

Section 3.14.                          Environmental Matters.

(a)                                 Except as set forth on Section 3.14(a) of the Stockholder’s Disclosure Schedule, (i) the Group Companies comply and have complied at all relevant times in the past and in all material respects with all applicable Environmental Laws and (ii) no works or other upgrading or expenditure are or will in the next three years be necessary or are planned or being carried out by any Group Company to secure compliance with Environmental Laws or to obtain any Permit required under any applicable Environmental Law.

(b)                                 Except as set forth on Section 3.14(b) of the Stockholder’s Disclosure Schedule, there are no Hazardous Substances on, under or in the Real Property, the presence of which: (i) is a violation of any applicable Environmental Law, or (ii) requires reporting, investigation, notification of employees or Governmental Authorities, inspection, monitoring and/or remediation under any applicable Environmental Law.  No Hazardous Substances are present at or have been disposed on or Released or discharged from, onto or under any of the properties currently owned, leased, operated or otherwise used by the Group Companies (including soils, groundwater, surface water, buildings or other structures).

(c)                                  Except as set forth on Section 3.14(c) of the Stockholder’s Disclosure Schedule, no Hazardous Substances were present at or disposed on or Released or discharged from, onto or under any of the properties formerly owned, leased, operated or otherwise used by the Group Companies or any of its predecessors during the period of ownership, lease, operation or use by the Group Companies or any such predecessors.

(d)                                 Except as set forth on Section 3.14(d) of the Stockholder’s Disclosure Schedule, none of the Group Companies is subject to any liability or obligation in connection with Hazardous Substances present at any location owned, leased, operated or otherwise used by any third party (including any third parties used for the transportation, treatment, disposal, recycling or any other form of disposal).  There is no Environmental Claim affecting any Group Company, any of its predecessors, or relating to any of their respective activities or the Real Property.

(e)                                  Except as set forth on Section 3.14(e) of the Stockholder’s Disclosure Schedule, none of the Group Companies is involved in any pending suit or administrative proceeding or has received any notice, demand, letter, claim or request for information from any Governmental Authority or other third Person, (i) alleging that any of the Group Companies or any Real Property is or may be in violation of or liable under any Environmental Law, (ii) with respect to a Release or threatened Release of any Hazardous Substances at the Real Property, at real property formerly owned, leased, operated or otherwise used by any of the Group Companies or any of its predecessors or at any other facility or location to which any Group Company or any of its predecessors sent Hazardous Substances for recycling, treatment, storage or disposal, or (iii) relating to the presence of any Hazardous Substances on any Real Property or any real property formerly owned, leased, operated or otherwise used by any of the Group Companies or any of its predecessors.

(f)                                   Except as set forth on Section 3.14(f) of the Stockholder’s Disclosure Schedule, None of the Group Companies is subject to any order, decree, injunction or other directive of any governmental authority or is subject to any indemnity or other agreement with any Person relating to Hazardous Substances.

(g)                                  Except as set forth on Section 3.14(g) of the Stockholder’s Disclosure Schedule, all Permits required by any applicable Environmental Law for the operation of the Group Company’s respective businesses and for the use of the Real Property have been obtained and are in full force and effect, and there are no proceedings in progress or, to the knowledge of Stockholder, threatened which may result in the cancellation, revocation, suspension or modification of any environmental Governmental Authorization.  None of the Group Companies has failed to (i) timely file any reports required to be filed, (ii) acquire any necessary Permits, or (iii) generate and maintain any data, documentation and records required to be generated or maintained under Environmental Laws applicable to its respective business or the Real Property.

(h)                                 There are no circumstances or conditions involving the Group Companies, any assets (including real property) or businesses previously owned, leased, operated or otherwise used by any of the Group Companies, or any of the assets (including real property) or businesses of any predecessors of the Group Companies that could reasonably be expected to give rise to any Environmental Claim or to result in any other damages or liabilities to any of the Group Companies arising under or pursuant to Environmental Law or in any restriction on the ownership, use or transfer of any of the assets of any Group Company arising under or pursuant to any Environmental Law.

(i)                                     Alpine has been provided with true and complete copies of all: (i) written reports of any environmental audit, environmental assessment and/or investigation of any of the Real Property in its possession or control; (ii) Permits held or maintained by any Group Company as required by any applicable Environmental Law for the operation of its respective business and use of the Real Property; (iii) written correspondence to and from any Governmental Authority to any Group Company with regard to the Real Property; and (iv) written reports, data, records and information of any kind related to a Group Company’s compliance with Environmental Laws with respect to the Real Property.

Section 3.15.                          Intellectual Property.

(a)                                 The Group Companies own free and clear of all Encumbrances (other than Permitted Encumbrances) or have a valid and enforceable right to use all Intellectual Property that is used, held for use, exercised or exploited in or necessary for the conduct of the Business as currently conducted (the “Company Intellectual Property”).  Such rights are sufficient for the conduct of the Business as currently conducted and as proposed to be conducted, and none of those rights will be terminated, altered or otherwise adversely affected by the consummation of the transactions contemplated by this Agreement.

(b)                                 Except as set forth in Section 3.15(b) of the Stockholder’s Disclosure Schedule, (i) none of the Group Companies has received any notice since September 1, 2010 alleging that the conduct of the Business has infringed or misappropriated the Intellectual Property of any other Person, or challenging the ownership, validity or enforceability of any Company Intellectual Property, and (ii)

there is no suit, judicial, arbitral or other similar proceeding or claim pending (or to the knowledge of Stockholder, threatened) against any of the Group Companies or, to the knowledge of Stockholder, against any other Person, in which allegations to the same effect have been made, and to the Stockholder’s knowledge, there are no facts which could form a reasonable basis for any such suit, judicial, arbitral or other similar proceeding or claim.

(c)                                  No third party is infringing any Company Intellectual Property, except such infringement as could not, individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect.

(d)                                 Each Group Company has complied with the material terms of each material agreement pursuant to which Company Intellectual Property has been licensed to a Group Company, and all such agreements are in full force and effect.  Except as disclosed in Section 3.15(d)(i) of the Stockholder’s Disclosure Schedule, none of the Group Companies has entered into any Contracts that are currently in effect granting to any Person, except for other Group Companies, any rights to use, license or sublicense or otherwise exploit any material Company Intellectual Property.  All Intellectual Property registrations and applications owned by the Group Companies are subsisting and unexpired, not cancelled or abandoned, and are valid.  A true and complete list of all such registrations and applications is set forth on Section 3.15(d)(ii) of the Stockholder’s Disclosure Schedule.

(e)                                  Each Group Company has taken reasonable steps to maintain the confidentially of its material trade secrets and to cause all Persons who contribute to material Intellectual Property developed on behalf of such Group Company to assign to such Group Company (or another Group Company designated by such Group Company) all of such Persons’ rights therein.

(f)                                   Except as disclosed in Section 3.15(f) of the Stockholder’s Disclosure Schedule, the software and other information technology used to operate the Business as it is currently conducted:  (i) has reasonably appropriate security, back-ups, and disaster recovery arrangements; (ii) is configured and maintained in accordance with accepted business practices to reasonably minimize the effects of viruses or any other malicious code; and (iii) has not suffered any material error, failure, or security breach since January 1, 2010 that caused material disruption or damage or that was potentially reportable to any Governmental Authority.

Section 3.16.                          Inventory; Returns.

(a)                                 Except as disclosed in Section 3.16(a) of the Stockholder’s Disclosure Schedule, all of the Inventory (i) is in good condition, (ii) is, in the case of finished goods, of a quality and quantity saleable in the ordinary course and, in the case of all other Inventory, of a quality and quantity useable in the ordinary course, (iii) has been stored in accordance with applicable Laws and (iv) meets all applicable regulatory requirements.  Except as set forth in Section 3.16(a) of the Stockholder’s Disclosure Schedule, none of the Group Companies holds any Inventory owned by a third party on consignment and none of the Inventory is held on consignment by any third party.

(b)                                 A correct and complete description of the Group Companies’ product return policies is set forth in Section 3.16(b) of the Stockholder’s Disclosure Schedule.  The Group Companies

have not materially departed from those policies.  Since December 31, 2013, the Group Companies have not experienced a material change in the volume or product returns from the levels experienced during the year ended December 31, 2013.

Section 3.17.                          Sufficiency, Condition of Assets.  The Group Companies collectively own, free and clear of Encumbrances other than Permitted Encumbrances, or hold valid leasehold rights to (or in the case of intangible property, own or hold valid licenses to use), all of the assets necessary to the conduct of or otherwise used in the conduct of the Business as currently conducted or reasonably expected to be conducted.  All of the material tangible operating assets owned or leased by the Group Companies are in satisfactory operating condition based on current uses and are useable for the use or uses to which they are currently being put, subject to continuing repair and replacement in accordance with past practice.

Section 3.18.                          Disclosure.  The documents to which access was provided to Alpine through the Virtual Data Room are authentic.  As of the VDR Date, each of the copies of those documents provided in the Virtual Data Room were complete and correct in all material respects and included all material amendments and modifications. As of the VDR Date, none of those documents contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements contained therein not misleading, in light of the circumstances then existing.

Section 3.19.                          Insurance.  All material insurance policies of the Group Companies are in full force and effect and provide insurance in such amounts and against such risks as is required by Law and is customary for similarly-situated businesses in the Company’s industry.  None of the Group Companies has taken or omitted to take any action which act or omission, with notice or the lapse of time, would permit cancellation or termination of, or denial of coverage under, any material insurance policy.  No notice of cancellation or termination has been received by any of the Group Companies with respect to any material insurance policy.

Section 3.20.                          Transactions with Affiliates and Family Members

(a)                                 Except for transactions solely involving compensation of employees in the ordinary course of business, every transaction between any of the Group Companies on the one hand and an Affiliate of a Group Company or of the Stockholder (other than another Group Company) or a Family Member of any such Affiliate on the other hand, which is currently in effect or was consummated since September 1, 2010 and which involved the payment, or receipt, of money, benefits or other compensation is accurately described in Section 3.20(a) of the Stockholder’s Disclosure Schedule.

(b)                                 No portion of the Business conducted by any Group Company is conducted by, with or through an Affiliate of any Group Company or of the Stockholder (other than the Company and its wholly-owned Subsidiaries) or a Family Member of any such Affiliate.  Except as set forth in Section 3.20(a) of the Stockholder’s Disclosure Schedule, no Related Party has since January 1, 2010:  (i)  borrowed money from or loaned money to any Group Company that remains outstanding; (ii) any contractual or other claim, express or implied, of any kind whatsoever against or in respect of any Group Company; (iii) any interest in any assets used or held for use in the Business conducted by any Group Company; or (iv) engaged in any other transaction with or in respect of any Group Company.

No Related Party owns, directly or indirectly, any interest in (except not more than two percent stockholdings for investment purposes in securities of publicly held and traded companies), or serves as an officer, director, employee or consultant of or otherwise receives remuneration from, any person that is, or has engaged in business as, a competitor, lessor, lessee, customer or supplier of any Group Company.

(c)                                  No Related Party owns or holds any interest in (i) any of the IT Systems used by the Group Companies, (ii) any Company Intellectual Property or (iii) any rights in respect of any branded generic or generic pharmaceutical, biological or healthcare product.

Section 3.21.                          Brokers.  No broker, investment banker, financial advisor or other Person, other than Deutsche Bank, has been engaged by any Group Company or is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Group Company or the Stockholder or any of their respective Affiliates or any Affiliate’s Family Members.  The Company has delivered to Alpine complete and accurate copies of all Contracts under which any such fees or expenses are payable and all indemnification and other agreements related to the engagement of the persons to whom such fees are payable.  The fees and expenses that are or will become payable by any Group Company to accountants, financial advisors, legal counsel, financial printers and other Persons in connection with this Agreement or the transactions contemplated hereby will be paid in accordance with the agreements listed in Section 3.21 of the Stockholder’s Disclosure Schedule.

Section 3.22.                          Brazilian Merger Control Threshold.  Neither the Stockholder nor any of its Affiliates (including the Group Companies) is a party to or has any interest in any economic group (grupo econômico) which had gross revenues (faturamento bruto) or volume of business (volume de negócios total) in Brazil equal to or exceeding R$75,000,000 (Seventy Five Million Reais) in 2013 or 2012 or which recorded gross revenues or volume of business in its/their balance sheet(s) or other financial statements for the year of 2013 or 2012 equal to or exceeding R$75,000,000 (Seventy Five Million Reais).  For purposes hereof, “economic group” or “group” shall mean “grupo econômico” or “group”, as defined in the Brazilian Law No. 12,529 of November 30, 2011 and the applicable rules and regulations issued by the Brazilian Antitrust Authorities.

Section 3.23.                          No Additional Representations.  Except as otherwise expressly set forth in this Article III or as otherwise expressly set forth in any other Contract, instrument or document executed or delivered in connection with the transactions contemplated by this Agreement, none of the Stockholder, its Affiliates or any other Person acting on their behalf makes any representation or warranty of any kind, express or implied, in connection with the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ALPINE

Alpine represents and warrants to the Stockholder as follows:

Section 4.01.                          Organization.  Alpine is a société à responsabilité limitée duly organized and validly existing under the Laws of Luxembourg and has all requisite corporate power and authority to own, license, use, lease and operate its assets and properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not be reasonably expected to prevent or materially delay the consummation of the Offers.

Section 4.02.                          Authority.  Alpine has all requisite corporate power and authority to execute and deliver this Agreement and to perform and consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Alpine and no other corporate proceedings on the part of Alpine are necessary to authorize this Agreement or to consummate such transactions.  This Agreement has been duly executed and delivered by Alpine and constitutes a valid and binding obligation of Alpine, enforceable against it in accordance with its terms, except to the extent that the availability of remedies for breach may be affected by bankruptcy, insolvency and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

Section 4.03.                          Consents and Approvals; No Violations.

(a)                                 The execution, delivery and performance by Alpine of this Agreement and the consummation by Alpine of the transactions contemplated hereby do not and will not require any filing or registration with, notification to, or authorization, permit, consent or approval of, or other action by or in respect of, any Governmental Authority or Antitrust Authority other than (i) compliance with the Tender Offer Rules, (ii) compliance with the notification, approval and waiting period requirements imposed under applicable Antitrust Laws, (iii) compliance with the applicable provisions of the Securities Act and the Exchange Act, (iv) compliance with the applicable requirements of the New York Stock Exchange, and (v) where the failure to obtain such comments, approvals, authorizations or permits or to make such filings or notifications would not reasonably be expected to have a material adverse effect on Alpine’s ability to perform its obligations hereunder, or that would or is reasonably expected to prevent or materially delay the consummation of the transactions contemplated hereby.

(b)                                 The execution, delivery and performance by Alpine of this Agreement and the consummation by Alpine of the transactions contemplated hereby do not and will not (i) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws of Alpine, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, amendment, cancellation, acceleration or loss of benefits under, or result in the creation of any Encumbrance upon any of the properties or assets of Alpine or any of its Affiliates under, any of the terms, conditions or provisions of contract to which Alpine or any of its Affiliates is a party or by which any of its properties or assets may be bound, or (iii) violate any judgment, order, writ, preliminary or permanent injunction or decree or any statute, Law, ordinance, rule or regulation of any Governmental Authority applicable to Alpine, any of its Affiliates or any of their properties or assets, except in the case of clauses (ii) or (iii) for violations, breaches or defaults that would not reasonably be expected to prevent or materially delay the consummation of the Offers.

Section 4.04.                          Information Supplied.  None of the information supplied or to be supplied by Alpine in writing for inclusion in the Offer Documents or the other documents required to be filed by

Alpine in connection with the Offers or the other transactions contemplated hereby will at the time of its filing or dissemination to the Company’s stockholders contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.05.                          Source of Funds.  Alpine has or will have the funds necessary to cause the Offerors to consummate the Offers and to perform its obligations under Section 2.06 on the terms contemplated by this Agreement.

ARTICLE V

COVENANTS

Section 5.01.                          Operations of the Company.  The Stockholder shall use commercially reasonable efforts to procure that, from the date hereof until the Closing, (i) Spanish Holdco and its Subsidiaries (other than the Company and its Subsidiaries) shall engage in no business activity whatsoever and shall incur no liabilities whatsoever (except solely in implementing the Restructuring) and (ii) each other Group Company shall conduct its business in the ordinary course and in compliance with applicable Law and Governmental Authorizations and use its commercially reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees and preserve its relationships with customers, suppliers and others having business dealings with any Group Company.  Without limiting the generality of the foregoing, the Stockholder shall use commercially reasonable efforts to procure that, except as expressly permitted in this Agreement or as required by Law, from the date hereof until the Closing, no Group Company shall:

(a)                                 (i)  declare or pay any dividends on or make other distributions in respect of any of its capital stock (except for dividends by a wholly-owned Subsidiary of the Company to its parent), (ii) split, combine or reclassify any of its capital stock, or (iii) repurchase, redeem or otherwise acquire any shares of capital stock of any Group Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(b)                                 issue, deliver, sell, pledge or encumber, or authorize or propose the issuance, delivery, sale, pledge or Encumbrance of, any shares of its capital stock or any other security or interest therein other than the issuance of shares upon the exercise of Company Stock Awards outstanding on the date of this Agreement and in accordance with the existing terms of such Company Stock Awards;

(c)                                  grant or authorize or propose any grant of any options, appreciation rights, phantom rights, profit participation rights or other rights to acquire securities or accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its unit or stock plans or authorize cash payments in exchange for any options or other rights granted under any of such plans;

(d)                                 alter or amend or propose to alter or amend its organizational documents;

(e)                                  acquire or agree to acquire any material assets (including securities) other than (i) purchases of debt securities pursuant to ordinary course treasury cash management activities and (ii) ordinary course purchases of inventory, raw  materials, packaging and other supplies or merge or consolidate with any Person or engage in any other similar business combination transaction with any other Person;

(f)                                   sell, lease, license, encumber or otherwise dispose of any of its assets or any interest therein, other than in the ordinary course, or take any action to adopt or implement a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization;

(g)                                  (i) except for Indebtedness outstanding on the date hereof, incur or suffer to exist any indebtedness for borrowed money or guarantee any such indebtedness, guarantee any debt of others, enter into any “keep-well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for working capital borrowings incurred in the ordinary course of business, or (ii) make any loans, advances or capital contributions to, or investments in, any other Person (other than to the Company or any wholly-owned Subsidiary of the Company) in excess of $10 million or its equivalent in other currencies;

(h)                                 make, change or rescind any material Tax election;

(i)                                     materially amend any Tax Return, change an annual Tax accounting period, adopt or change any Tax accounting method (except as required by applicable Law) or execute or consent to any waivers extending the statutory period of limitations with respect to the collection or assessment of any Taxes;

(j)                                    make or agree to make any capital expenditures other than (i) capital expenditures that in the aggregate total not more than $3 million, plus (ii) capital expenditures in the amounts provided for in the 2014 budget included in folder 8.17.3 of the Virtual Data Room (to the extent such capital expenditures have not already been made in 2014);

(k)                                 materially change any material Tax position in a manner that could reasonably be expected to have an adverse effect on the Group Companies without first consulting with Alpine;

(l)                                     pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business;

(m)                             (i) modify, amend or terminate any Material Contract that provides for payments in excess of $10 million, (ii) waive, release or assign any material rights or claims, (iii) waive the benefits of, or agree to modify in any manner, any standstill or any material confidentiality or similar agreement, or fail to enforce any such agreement to the fullest extent practicable, including by seeking injunctive relief and specific performance, or (iv) except in the ordinary course of business, enter into any material contracts or transactions;

(n)                                 (i) except in the ordinary course of business with respect to non-officer employees with an annual base and incentive compensation opportunity not exceeding $100,000 (per Employee), increase the compensation or benefits of any Employee, (ii) except as required by Law, enter into, amend or modify any Benefit Plan (or Plan that would be a Benefit Plan if in effect on the date hereof), (iii) accelerate the payment of compensation or benefits to any Employee, (iv) take any action to fund or in any other way secure the payment of compensation or benefits under any Benefit Plan or change any actuarial or other assumption used to calculate funding obligations with respect to any Benefit Plan or change the timing or manner in which contributions to any Benefit Plan are made or the basis on which such contributions are determined, (v) take any action that could give rise to compensation or benefits payable to any Employee as a result of consummation of any of the contemplated by this Agreement, (vi) except in the ordinary course of business with respect to non-officer employees with an annual base and incentive compensation opportunity not exceeding $100,000 (per Employee), hire any employee or service provider that upon hiring would be an Employee or terminate the employment of any Employee, or (vii) except as required by Section 2.09, alter the terms of any Company Option including by altering the exercise price thereof;

(o)                                 make any material change to its methods of accounting in effect on the date of this Agreement, other than may be required by IFRS or as disclosed in the Company’s 2013 audited financial statements or change its fiscal year;

(p)                                 enter into any transaction with any of its Affiliates that is not a Group Company other than pursuant to arrangements that were in effect on the date hereof and were described in Section 5.01(p) of the Stockholder’s Disclosure Schedule;

(q)                                 accelerate the collection of receivables or defer the payment of payables, or modify the payment terms of any receivables or payables, in each case, other than in the ordinary course of business;

(r)                                    amend or modify any existing agreement or enter into any new agreement with, or otherwise engage, any financial, legal or other advisors or consultants in connection with the transactions contemplated by this Agreement;

(s)                                   authorize any of, or commit or agree to take any of, the foregoing actions; or

(t)                                    engage in any “distributor loading,” “channel stuffing” or other activity that is not in the ordinary course of business consistent with past practice and that reasonably could be expected to result in a reduction in the demand for the Products following the Closing, including sales (i) with payment terms longer than terms customarily offered by such Group Company, (ii) at a greater discount from prices listed by such Group Company than are customarily offered by such Group Company, (iii) at a price that does not give effect to any previously announced general increase in the list price for Products, or (iv) made in conjunction with the provision of other material benefits to the customer for a discounted or no price.

Section 5.02.                          No Solicitation of or Support for Competing Transactions.

(a)                                 The Stockholder agrees that it shall not, and shall not authorize or permit its Affiliates or its or their Representatives to, directly or indirectly (i) solicit, initiate, encourage or facilitate (including by way of furnishing non-public information or by waiving or failing to enforce any rights under any confidentiality, standstill or similar agreement) any inquiries or the making or submission of any offer, proposal or indication of interest that constitutes or would reasonably be expected to lead to a Takeover Proposal, (ii) participate or engage in any discussions or negotiations with any third party relating to, or that would reasonably be expected to lead to, a Takeover Proposal, (iii) disclose or provide any non-public information or data relating to the Company or any other Group Company or afford access to the properties, assets, books or records or employees of the Company or any other Group Company to any third party that the Stockholder has any reason to believe may make a Takeover Proposal, (iv) accept, approve, endorse or recommend a Takeover Proposal or call, assist or cooperate with any Person in connection therewith, or (v) enter into any agreement, arrangement, undertaking, contract, commitment or understanding (including any agreement in principle or letter of intent or understanding) with respect to or in contemplation of a Takeover Proposal.  To the extent permissible under applicable Law, the Stockholder shall, and shall cause its Affiliates and Representatives to, immediately cease and cause to be terminated all discussions or negotiations, if any, with any other Persons conducted heretofore with respect to any Takeover Proposal.

(b)                                 To the maximum extent permissible under applicable Law, (i) the Stockholder shall use its commercially reasonable efforts to cause the Group Companies (x) to comply with the prohibitions contained in the preceding paragraph with the same effect as if the prohibitions therein were directed to the Group Companies instead of the Stockholder, and (y) to enforce, and not waive or relinquish any rights under, any confidentiality, standstill or similar agreement that any Group Company may have entered into with any third party that may seek to pursue or indicate an intention to pursue a Takeover Proposal; and (ii) the Stockholder shall use commercially reasonable efforts to procure that each of the Company’s directors publicly recommend acceptance of the Offers within three (3) Business Days after the Launch Date and do not subsequently withdraw that recommendation or modify it in any manner adverse to Alpine; provided, that Stockholder shall not be deemed to have used commercially reasonable efforts in respect of the foregoing obligations unless it has promptly after notification in writing by Alpine taken reasonable measures to procure that Company directors take the action described above.

(c)                                  From and after the date of this Agreement until this Agreement is terminated in accordance with its terms, the Stockholder agrees to (and to cause each of the respective stockholders, members, owners, officers, directors, Affiliates and employees of their respective Subsidiaries to, and to use its best efforts to cause, and to instruct each of the directors, officers and employees of each Group Company to) advise Alpine, orally and in writing, within one (1) Business Day of (i) any request received on or after execution of this Agreement from any third party for information concerning the Company Shares or of any proposal or request for information in connection with or relating to a Takeover Proposal and (ii) the material terms and conditions of such request or proposal of a Takeover Proposal, and shall within one (1) Business Day deliver to Alpine a copy of any such request, proposal or Takeover Proposal.  The Stockholder will keep Alpine informed of the status and details of such request, proposal or Takeover Proposal and will immediately inform Alpine of any material change in the details (including amendments or proposed amendments) of any such request, proposal or Takeover Proposal on a current basis.  The Stockholder will promptly provide Alpine with any documents received from any such Person and promptly provide Alpine such information as it may reasonably request regarding any Takeover Proposal and any communications or deliberations related thereto.

(d)                                 Prior to the termination of this Agreement, the Stockholder shall not, and shall not cause or permit Spanish Holdco or Holdco Sub to, directly or indirectly, (i) transfer, assign, sell, gift-over, pledge or otherwise dispose of (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise) any Holdco Shares or Company Shares or any right or interest therein (any of the foregoing being hereinafter referred to as a “Transfer”); (ii) enter into any Contract, option or other arrangement or understanding or grant any consent with respect to any Transfer of any Holdco Shares or Company Shares; (iii) grant any proxy or power-of-attorney with respect to any Holdco Shares or Company Shares; (iv) deposit any Holdco Shares or Company Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any Holdco Shares or Company Shares; (v) vote any Holdco Shares or Company Shares or otherwise take any action that reasonably could be expected to prevent, hinder or delay the launch or consummation of the Offers or the consummation of any of the other transactions contemplated by this Agreement or to cause any other holder of Company Shares to refrain from tendering Company Shares or to withdraw previously-tendered Company Shares; or (vi) take any other action that could restrict, limit or interfere in any material respect with the performance of such Stockholder’s obligations hereunder or the transactions contemplated hereby.

Section 5.03.                          Due Diligence.  The Stockholder shall use its commercially reasonable efforts to cause the Group Companies to allow Alpine and its Representatives to continue performing due diligence investigations with respect to the Group Companies for the purpose of, among other things, confirming the continued accuracy of the representations and warranties made herein with respect to the Group Companies, monitoring compliance with the covenants and other agreements herein and confirming the satisfaction of the conditions to Alpine’s performance under this Agreement.  In connection therewith and to the extent permitted under applicable Law, the Group Companies shall provide Alpine and its Representatives with access, upon reasonable prior notice, to the senior management and facilities of the Group Companies and their respective books, records, documents and operations, as well as any other management and business information of the Group Companies as may be reasonably requested by Alpine.  All such information shall be kept confidential in accordance with the terms of the Confidentiality Agreement. No investigation conducted before or after the date of this Agreement, pursuant to this Section 5.03 or otherwise, shall affect any representation or warranty made by the Stockholder hereunder or Alpine’s rights under Article VIII.

Section 5.04.                          Notice Obligations.

(a)                                 While this Agreement remains in effect, the Stockholder shall notify Alpine in writing promptly upon learning of (i) any notice or other communication received by Stockholder, any Group Company or any of their respective Affiliates (x) from any Governmental Authority that relates to this Agreement, the Offers or any of the other transactions contemplated hereby, (y) from any Person alleging that the consent of a third party (other than a consent identified in this Agreement or the Stockholder’s Disclosure Schedule as being required) is or may be required in respect of the Offers or any of the other transactions contemplated hereby, or that any Material Contract or other Contract that is material to any Group Company has been breached or may not be renewed, or (z) from any Person threatening or instituting, or in furtherance of, any lawsuit, action or proceeding that relates to this Agreement, the Offers, the sale of the Holdco Shares or any of the other transactions contemplated hereby, (ii) any fact, event or circumstance that, individually or together with other facts, events and circumstances known to the Stockholder, (A) has had or reasonably could be expected to have a Company Material Adverse Effect, (B) would cause or constitute, or reasonably could be expected to result in, a breach in any material respect of any of the Stockholder’s representations, warranties or covenants made in this Agreement, (C) would cause, or reasonably could be expected to cause, the failure of any condition precedent to Alpine’s obligations under this Agreement (including under the terms of the Offers), or (D) reasonably could be expected to prevent, materially delay or materially impede the consummation of the Offers or the other transactions contemplated hereby; provided that a failure to make any such notification shall not be deemed a breach of a covenant for the purpose of Section 6.01(d).

(b)                                 Neither the delivery of any notice pursuant to this Section 5.04 nor the receipt of any information by Alpine or its Representatives, whether before or after the date of this Agreement, pursuant to this Section 5.04 or otherwise, shall limit or affect any remedy available to Alpine, or prevent or cure any misrepresentation, breach of warranty or breach of covenant by the Stockholder, or be deemed to modify or qualify any of the Stockholder’s representations and warranties herein or to amend or supplement the Stockholder’s Disclosure Schedule, or cause any condition to the obligations of Alpine under this Agreement (including under the terms of the Offers) to be deemed satisfied or waived, or to in any way reduce or otherwise affect Alpine’s rights under Article VIII.

Section 5.05.                          Reasonable Best Efforts.

(a)                                 Each of the Parties shall use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated hereby, including as promptly as reasonably practicable following the execution and delivery of this Agreement, making the notifications or filings under applicable Antitrust Laws indicated in Annex C-1 and as promptly as reasonably practicable after the Closing, making the notifications or filings under applicable Antitrust Laws indicated in Annex C-2, and, thereafter, furnishing as promptly as reasonably practicable any supplemental information requested in connection therewith by any Antitrust Authority pursuant to any such Antitrust Law.  The Parties each shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with their preparation of any filing, registration or declaration that is necessary under the Antitrust Laws and any other Laws.  The Parties shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Antitrust Authority or Governmental Authority (or other Person regarding any of the transactions contemplated by this Agreement) in respect of any such filing, registration or declaration, and shall comply promptly with any such inquiry or request (and, unless precluded by Law, provide the other Party with copies of any such communications that are in writing).  None of the Parties, any Group Company nor any of their respective Representatives shall independently participate in any meeting, or engage in any substantive communication (written or verbal), with any Antitrust Authority or Governmental Authority in respect of any such filings, investigation or other inquiry without giving the other Party prior notice of the meeting and, to the extent permitted by such Antitrust Authority or Governmental Authority and reasonably practicable under the circumstances, the opportunity to attend or participate in such meeting or communication.  Notwithstanding anything to the contrary in this Agreement, subject to applicable Law, Alpine shall have the right to direct and implement the required steps and procedures with respect to seeking and obtaining all clearances, approvals or other consents under Antitrust Laws in connection with the consummation of the transactions contemplated hereby and shall take the lead in all meetings and communications with any Antitrust Authority in any matter related to the transactions contemplated hereby.  The foregoing provisions of this Section 5.05(a) shall continue to apply from and after the Closing until all proceedings under any Antitrust Law have been completed.

(b)                                 Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts to cause the Closing to occur as promptly as practicable, including by defending against any lawsuits, actions or proceedings, judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, and seeking to have any preliminary injunction, temporary restraining order, stay or other legal restraint or prohibition entered or imposed by any court or other Governmental Authority that is not yet final and non-appealable, vacated, or reversed.

(c)                                  The Stockholder and Alpine shall, and the Stockholder shall cause the Group Companies to, cooperate and use their respective reasonable best efforts to obtain as promptly as practicable all consents, approvals and waivers required by third parties so that all Permits and Contracts of the Group Companies will not cease to be in full force and effect solely as a result of the Closing.

(d)                                 Notwithstanding anything to the contrary in this Agreement, except as the Parties otherwise may agree, (i) neither Alpine nor any of its Affiliates shall be required to (and neither the Stockholder nor any Group Company, without Alpine’s express prior written consent, shall) consent to, or offer or agree to, or otherwise take any action in furtherance of (A) any requirement, condition, limitation, understanding, agreement or order to sell, license, transfer, divest, hold separate (including by trust or otherwise) or otherwise dispose of any of their respective businesses or assets (including, following the Closing, any of the businesses or assets of the Group Companies), or (B) any limitation with respect to the ownership, holding, operation or business conduct of any of their respective businesses or assets (including, following the Closing, any of the businesses or assets of the Group Companies), (ii) neither Alpine nor any of its Affiliates shall be required to take any action that would, or reasonably could be expected to, substantially impair the benefits expected as of the date of this Agreement to be realized by Alpine from consummation of the Offers and the purchase of the Holdco Shares, and (iii) no Party shall be required to waive any of the conditions set forth in Annex A or Article VI as they apply to such Party.

Section 5.06.                          Certain Litigation.  The Stockholder shall procure that Alpine shall be given a reasonable opportunity to participate in the defense of any stockholder litigation against any Group Company or any of its directors or officers relating to this Agreement, the Offers or any of the other transactions contemplated by this Agreement.  The Stockholder shall procure that no settlement of any such stockholder litigation shall be agreed to or proposed (preliminarily or otherwise) by any Group

Company without the express prior written consent of Alpine.  The Stockholder shall not voluntarily cooperate with any third party that may hereafter seek to restrain or prohibit or otherwise oppose the Offers, this Agreement or the transactions contemplated hereby and shall cooperate with Alpine to resist any such effort to restrain or prohibit or otherwise oppose the Offers, this Agreement or any of the transactions contemplated hereby.

Section 5.07.                          Publicity.

(a)                                 Except as otherwise required by Law, court process or the rules of any applicable securities exchange or as contemplated or expressly provided elsewhere in this Agreement, the Stockholder and Alpine shall not, and the Stockholder shall not cause or permit any Group Company to, issue or cause the publication of any press release or otherwise make any public statement with respect to the transactions contemplated hereby without the prior written consent of the other Party (which consent of the other Party (which consent shall not be unreasonably be withheld, conditioned or delayed). The initial press release with respect to the Offers and the other transactions contemplated by this Agreement shall be as set forth in Annex D to this Agreement.

(b)                                 The Stockholder shall, and shall cause each Group Company to, furnish drafts of all filings, reports and other communications that are to be made or given to the SVS, any other Governmental Authority or any stock exchange in connection with or in respect of this Agreement or any of the transactions contemplated hereby, sufficiently in advance so as to permit Alpine a reasonable opportunity to comment thereon and the Stockholder shall consider any such comments in good faith.

(c)                                  Nothing in this Section shall prohibit communications to customers, employees and other Persons that provides no more information regarding the terms of the transactions contemplated hereby than is contained in the initial press release or in any other communication made in accordance with this Agreement.

Section 5.08.                          Preparation of the Offer Documents.

(a)                                 Alpine shall cause drafts of the Offer Documents to be prepared as promptly as reasonably practicable after the date of this Agreement and the Stockholder and its Representatives shall be given a reasonable opportunity to review and comment on the draft Offer Documents before they are published or filed with any Governmental Authority and Alpine shall consider any such comments in good faith.  Alpine agrees to provide the Stockholder (in writing, if written) and to consult with the Stockholder and its counsel regarding (i) any comments that may be received from any Governmental Authority (whether written or oral) with respect to the Offer Documents promptly after receipt thereof and (ii) any responses thereto. The Stockholder and its counsel shall be given a reasonable opportunity to review any such written and oral comments and, to the extent reasonably practicable under the circumstances, any proposed responses.  Alpine agrees that in making the Offers it shall comply in all material respects with all Laws applicable to the conduct of the Offers, subject to any available exemptions. The Stockholder shall, and shall cause the Group Companies to, (i) provide and deliver to Alpine and its Representatives all information reasonably required by any of them for use in preparing the Offer Documents, and (ii) facilitate discussions by Alpine and its Representatives with the Depositary and other Representatives of the Group Companies as and to the extent requested by Alpine or its Representatives in preparing for or conducting the Offers.

(b)                                 Prior to the Closing, except to the extent that doing so would violate applicable Law or any Contract or obligation of confidentiality owed by Alpine or any of its Affiliates to a third party, Alpine shall use its commercially reasonable efforts to cause its Representatives to advise the Stockholder’s counsel of, and to consult with such counsel regarding, (i) any communication (whether written or oral) made by Alpine or any of its Representatives to any Governmental Authority with respect to the Offers or the Offer Documents, and (ii) any comments or other communications that may be received from any Governmental Authority (whether written or oral) with respect to the Offers or the Offer Documents.

(c)                                  The Stockholder shall advise Alpine promptly after learning that any information contained in the Offer Documents is or may be incomplete or misleading, and in such event will cooperate with Alpine and its Representatives, as and to the extent requested by any of them, to promptly prepare and disseminate such supplements or amendments as may be necessary or appropriate to ensure that the Offer Documents do not contain any untrue statement of fact or omit to state any fact necessary to make any of the information contained therein not misleading.

Section 5.09.                          Certain Tax Elections.  Once the Offers have been launched, Alpine may make an election under Section 338 of the Code with respect to any Group Company except for a Group Company organized under the Laws of any of the states of the United States, any state thereof or the District of Columbia.  At the request of Alpine the Stockholder shall cause the Group Companies to make the tax election under Treasury Regulation Section 301.7701-3(c) with respect to one or more of the Group Companies to be effected prior to the Offer Expiration Date.  Alpine and the Stockholder will cooperate in properly filing any such Tax election under this Section 5.10; provided, that, Alpine shall be solely responsible for the form and content of any documentation or filings required to be prepared in connection with this Section 5.09.

Section 5.10.                          Transfer Taxes.  Each party to this Agreement shall bear any Taxes incurred as a consequence of this Agreement for which such party is liable under any applicable Law.

Section 5.11.                          Determination and Payment of Income Taxes.

(a)                                 No later than three Business Days after the Launch Date, the Stockholder shall submit to Alpine, for its review and comment, a calculation of the taxable gain that the Stockholder will realize, if any, under applicable Chilean tax laws as a result of the transactions under this Agreement (the “Gain”), as well as all information and documentation supporting such calculations.  The Stockholder similarly shall submit to Alpine any revisions or updates made to the calculation.  The Stockholder shall consider in good faith any comments made by Alpine on the calculation and any revisions or updates. Alpine acknowledges and agrees that Stockholder is the sole party obliged to declare and pay any taxes payable by Stockholder on the Gain (the “Stockholder Tax”) and that Alpine’s agreement with Stockholder’s calculation and its supporting documentation is not a condition to Closing and that it has no right under this Agreement or otherwise to request or demand a re-statement and/or re-declaration of the Gain and/or taxes determined by Stockholder.

(b)                                 Stockholder agrees to submit to Alpine by no later than two Business Days following the Closing evidence that it has remitted payment of the Stockholder Tax to the Chilean tax authorities.

Section 5.12.                          Completion of Restructuring.  The Stockholder shall cause the Restructuring to be fully completed on or before May 31, 2014.

ARTICLE VI

CONDITIONS

Section 6.01.                          Conditions to the Launch of the Offers.  Alpine’s obligation to cause the Offerors to commence the Offers is subject to the satisfaction of each of the following conditions, any of which may be waived by Alpine in its sole discretion:

(a)                     All consents, clearances, registrations, approvals, permits, authorizations, notices, reports or other filings required to be obtained or made by Alpine, the Offerors or any Group Company with or from any Antitrust Authority in the jurisdictions listed on Annex C-1 in connection with the execution, delivery and performance of the Agreement, the Offers and the consummation of the transactions contemplated by this Agreement shall have been made or obtained, and any waiting periods imposed under applicable Laws in such jurisdictions in connection therewith shall have expired or terminated.

(b)                                 No competent Governmental Authority shall have enacted, issued, promulgated, enforced or entered any restraining order, preliminary or permanent injunction or other Order or any Law, in each case, enjoining, prohibiting or making illegal the commencement or the consummation of the Offers or the purchase and sale of the Holdco Shares contemplated by this Agreement.

(c)                                  (i) Each of the Stockholder’s Fundamental Representations other than the second sentence of Section 3.02(c) shall be true and correct in all respects on and as of the date hereof and as of the Launch Date; (ii) the representation in the second sentence of Section 3.02(c) shall be true and correct except for any misstatement of the aggregate number of Company Shares that are (i) issued and outstanding and (ii) outstanding and reserved for subscription upon the exercise of the Company Stock Awards if the aggregate amount of such misstatements exceeds 1% of the aggregate number set forth in that sentence; (iii) the representation in Section 3.05(i) shall be true and correct in all respects as of the date of this Agreement and the Launch Date; and (iv) all of the Stockholder’s other representations and warranties in this Agreement shall be true and correct in all respects (determined for this purpose without regard to materiality qualifiers, Company Material Adverse Effect qualifiers and similar qualifiers contained therein) at the date of this Agreement and as of the Launch Date with the same effect as if made at and as of the Launch Date, except in the case of the representations and warranties described in clause (iii) for failures to be true and correct that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect; provided, that for purposes of clauses (i), (ii), (iii) and (iv), any representation or warranty that is made only as of a specific date shall be required to be true and correct (to the extent specified above) only as of the specific date.

(d)                                 The covenants and agreements of the Stockholder set forth in this Agreement to be performed at or prior to the Launch Date shall have been duly performed in all material respects.

(e)                                  There shall not have occurred, since the date of this Agreement, any Company Material Adverse Effect.

(f)                                   The Stockholder shall have delivered to Alpine a certificate dated the Launch Date and signed on behalf of the Stockholder by an authorized officer of the Stockholder, certifying based on the due inquiry of such officer (including inquiry of each of the Knowledge Parties) the satisfaction of the conditions set out in Section 6.01(c), Section 6.01(d) and Section 6.01(e) and that the Restructuring has been completed.

(g)                                  This Agreement shall not have been terminated in accordance with its terms.

Section 6.02.                          Offer Conditions.  The obligations of the Offerors to accept and pay for tendered shares in the Offers shall be subject solely to the Offer Conditions specified in Annex A.

Section 6.03.                          Conditions to the Acquisition of the Holdco Shares. Alpine’s obligation to purchase or cause the Offerors to purchase the Holdco Shares is subject to the condition that the Offerors shall have published the Notice of Results in which they shall have declared the Chilean Offer successful.

ARTICLE VII

TERMINATION; AMENDMENT AND EXPENSES

Section 7.01.                          Termination.  This Agreement may be terminated at any time prior to the Notice of Results in accordance with the terms hereof:

(a)                                 by mutual written consent of Alpine and the Stockholder; or

(b)                                 by either Alpine or the Stockholder:

(i)                                     if the Launch Date shall not have occurred by midnight (Santiago, Chile time) on November 3, 2014 (the “Termination Date”); or

(ii)                                  if any Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting either Offer and such order, decree, ruling or other action shall have become final and non-appealable; or

(c)                                  by Alpine if any representation or warranty of the Stockholder set forth in this Agreement shall have been inaccurate when made or become inaccurate, or if a breach of any covenant or agreement of the Stockholder contained in this Agreement shall have occurred, which in any such case would cause any of the conditions set forth in Section 6.01 or Annex A not to be satisfied, and such inaccuracy or breach is incapable of being cured by the Termination Date or shall remain uncured 30 days after written notice thereof shall have been delivered to the Stockholder; or

(d)                                 by the Stockholder, if Alpine shall have breached any of its covenants contained in this Agreement, such breach has the effect of preventing or materially delaying Alpine’s performance of its obligations hereunder and such breach is incapable of cure or shall remain uncured 30 days after written notice thereof shall have been delivered to Alpine.

Notwithstanding anything else contained in this Agreement, (x) the right to terminate this Agreement under Section 7.01(b)(i) shall not be available to party whose failure to fulfill its obligations or to comply with its covenants under this Agreement caused the Launch Date to be delayed beyond the Termination Date, and (y) the right to terminate this Agreement pursuant to Section 7.01(c)(i) or Section 7.01(d) shall not be available to a party that is in material breach of its obligations hereunder.

Section 7.02.                          Effect of Termination.  If this Agreement is terminated as provided in Section 7.01, this Agreement shall forthwith become void except as specifically provided herein and except for Section 5.07, Section 7.03, Article IX and the definitions of the defined terms used therein, each of which will survive termination, and there shall be no liability or obligation on the part of Alpine, the Stockholder or their respective officers or directors hereunder; provided that nothing herein shall relieve any party for liability arising out of any knowing or willful breach of any of its representations, warranties, covenants or other undertakings set forth in this Agreement.

Section 7.03.                          Fees and Expenses.  Whether or not the Offers and the purchase and sale of the Holdco Shares are consummated, and except as otherwise provided in this Agreement, each Party shall bear its own expenses in connection with the transactions contemplated by this Agreement.  The Stockholder shall bear the cost of (i) all legal, accounting, financial advisory and other costs and expenses incurred in connection with or otherwise attributable to the Restructuring (other than the costs and expenses incurred by Alpine in respect of its own advisers) and (ii) except as provided below, all legal fees and expenses incurred in connection with or otherwise attributable to this Agreement (other than the legal fees and expenses incurred by Alpine) and shall pay all such costs, fees and expenses directly, or, if any such costs, fees or expenses have been paid by any Group Company, shall reimburse such Group Company therefor in full promptly upon demand.  Notwithstanding the foregoing, if (x) any of the initial submissions to the Antitrust Authorities in the jurisdictions listed on Annex C-1 that is required to be listed by Alpine is not made on or before the date that is 21 calendar days after the date of this Agreement (or if such day is not a Business Day, by the next Business Day) or (y) the Offers are not commenced on or before the fifth Business Day after the satisfaction (or waiver by Alpine) of all of the conditions specified in Section 6.01, and in either case, the delay is not due to any act or omission by Stockholder or any Group Company, then, in each case, Alpine (and not the Stockholder) shall pay (or reimburse the Stockholder for) $1.5 million of the legal fees and expenses referred to in clause (ii) of the preceding sentence.  The maximum amount to be paid or reimbursed pursuant to the preceding sentence is $3.0 million.

ARTICLE VIII

INDEMNIFICATION

Section 8.01.                          Survival of Representations, Warranties, Covenants and Agreements.

(a)                                 The representations and warranties of the Parties contained in this Agreement will survive the Closing (i) indefinitely with respect to the Stockholder’s Fundamental Representations, (ii) until the date that is 36 months after the Closing with respect to the representations and warranties set forth in Section 3.12 and (iii) until the date that is 12 months after the Closing in the case of all other representations and warranties.  Except as otherwise expressly provided in this Agreement, (x) each Party’s right to bring a claim for indemnity hereunder in respect of a covenant breach that occurred before the Closing shall survive until the date that is 12 months after the Closing and (y) each Party’s right to bring a claim for indemnity hereunder in respect of a covenant breach that occurred on or after the Closing Date shall survive indefinitely.  Notwithstanding the foregoing, any claim with respect to a representation, warranty or covenant that would otherwise terminate in accordance with the preceding provisions of this paragraph will continue to survive if a notice of such claim shall have been given under this Article VIII on or prior to the date on which it otherwise would terminate, until the related claim for indemnification has been satisfied or otherwise resolved as provided in this Article VIII.

(b)                                 Notwithstanding paragraph (a) of Section 8.01, any indemnification obligations of the parties with respect to Tax covenants set forth in Section 5.10 and Section 5.11, and indemnification for Taxes set forth in Section 8.10(b) of this Agreement will survive the Closing Date and continue until thirty (30) days following the expiration of the statute of limitations on assessment of the relevant Tax.

(c)                                  No Party’s rights hereunder (including rights under this Article VIII) shall be affected by any investigation conducted by or any knowledge acquired (or capable of being acquired) by such Party at any time, whether before or after the execution or delivery of this Agreement or the Closing or by the waiver of any condition.

Section 8.02.                          Indemnification by the Stockholder.  Subject to the provisions of this Article VIII, from and after the Closing, the Stockholder shall defend, indemnify and hold harmless Alpine and its Affiliates (including each Group Company) and the respective successors and Representatives of each such indemnified Person (collectively, the “Purchaser Indemnified Parties”) from and against any and all Losses that may be asserted by a third party against or paid, suffered or incurred by any Purchaser Indemnified Party (whether or not due to any Third Party Claims) that, directly or indirectly, arise out of, result from or are based upon (a) any inaccuracy in or any breach as of the date of this Agreement or the Closing of any representation or warranty made by the Stockholder in this Agreement (except, in the case of those representations and warranties that address matters as of a particular date, as if such representations and warranties were made as of such date); (b) any failure by the Stockholder to perform or fulfill any of its covenants or agreements as and (if a time for performance is specified herein) when required to be performed by the Stockholder under this Agreement; and (c) the Restructuring Liabilities.

Section 8.03.                          Indemnification by Alpine.  Subject to the provisions of this Article VIII, from and after the Closing, Alpine shall defend, indemnify and hold harmless the Stockholder and its permitted successors and the Representatives of each such indemnified Person (collectively, the “Seller Indemnified Parties”) from and against any and all Losses that may be asserted against, or paid, suffered or incurred by any Seller Indemnified Party (whether or not due to any Third Party Claim) that, directly or indirectly, arise out of, result from or are based upon (a) any inaccuracy in or any breach as of the date of this Agreement or the Closing of any representation or warranty made by Alpine in this Agreement (except, in the case of those representations and warranties that address matters as of a particular date, as if such representations and warranties were made as of such date), in (b) any failure by Alpine to perform or fulfill any of its covenants or agreements (including its obligation to launch the Offers) as and (if a time for performance is specified herein) when required to be performed by Alpine under this Agreement.

Section 8.04.                          Notice of Claims.  If any of the Persons entitled to be indemnified under this Article VIII (each an “Indemnified Party”) wishes to seek indemnification, the Indemnified Party shall promptly so notify the parties from whom indemnification is sought (the “Indemnifying Parties”) in writing, describing such Loss, the amount or estimated amount thereof, if known or reasonably capable of estimation, and the method of computation of such Loss if known, all with reasonable specificity and containing a reference to the provisions of this Agreement, in respect of which such claim is made. If any Indemnified Party receives written notice of the commencement or the assertion of any claim or the commencement of any action, suit or proceeding (in equity or at law) by a Third Party with respect to which the Indemnified Party intends to claim any Loss under this Article VIII (a “Third Party Claim”) the Indemnified Party shall promptly provide written notice (the “Third Party Claim Notice”) to the Indemnifying Parties of such claim, action, suit or proceeding, describing the nature, the basis, the amount or estimated amount thereof, if known or reasonably capable of estimation of any other remedy sought thereunder, any relevant time constraints relating thereto, and, to the extent practicable, any other material details pertaining thereto, along with copies of the relevant documents evidencing such Third Party Claim and the basis for indemnification sought.  The Third Party Claim Notice must also offer to tender to the Indemnifying Parties the defense of such claim, action, suit or proceeding, subject to satisfaction of the requirements of Section 8.05.  A failure by any Indemnified Party to give any notice in a timely manner as required pursuant to this Section 8.04 shall not limit the obligation of the Indemnifying Parties under this Article VIII, except to the extent such Indemnifying Parties are actually and materially prejudiced thereby.  Notwithstanding the foregoing, in no event may the Indemnifying Parties assume, maintain control of, or participate in, the defense of any Third Party Claim (a) involving any criminal proceeding, (b) in which any relief other than monetary damages is sought against any Purchaser Indemnified Parties, (c) if Alpine has been advised by counsel that a reasonable likelihood exists of a conflict of interest between one or more Purchaser Indemnified Parties and the Stockholder or any of its Affiliates with respect to the applicable Third Party Claim, or (d) if Alpine reasonably believes that (x) an adverse determination with respect to the applicable Third Party Claim would be detrimental to or injure the Purchaser Indemnified Parties’ reputation or future business prospects, or (y) that the outcome of any Governmental Order or settlement in the matter would adversely affect the Purchaser Indemnified Parties’ Tax Liability or the ability of the Purchaser Indemnified Parties to conduct their business (claims described in clauses (a) through (d) are “Special Claims”).

Section 8.05.                          Third Party Claims.

(a)                                 The Indemnifying Party under this Article VIII shall have the right, but not the obligation, exercisable by written notice to the Indemnified Party, to assume the conduct and control, at the expense of the Indemnifying Party and through counsel of its choosing that is reasonably acceptable to the Indemnified Party, of the defense of any Third Party Claim, other than a Special Claim.  The Indemnifying Party may not settle or compromise any Third Party Claim without the consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed).  No Indemnified Party may compromise or settle any Third Party Claim for which it is seeking indemnification hereunder without the consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).  No Indemnifying Party may consent to any settlement, compromise, entry of any judgment or other resolution that does not relate solely to monetary damages arising from any such Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed).  To the extent that the Third Party Claim does not constitute a Special Claim, the Indemnifying Party shall permit the Indemnified Party to participate in, but not control, the defense of any such Third Party Claim through counsel chosen by the Indemnified Party; provided that the fees and expenses of such counsel shall be borne by the Indemnified Party.  If the Indemnifying Party elects not to control or conduct the defense of a Third Party Claim, the Indemnifying Party nevertheless shall have the right to participate in the defense of any Third Party Claim and, at its own expense, to employ counsel of its own choosing for such purpose.  The Indemnified Party shall have the exclusive right to control the conduct and disposition of any Special Claim.

(b)                                 The Parties shall cooperate in the defense of any Third Party Claim, with such cooperation to include (i) the retention and the provision of access to records and information that are reasonably relevant to such Third Party Claim, and (ii) reasonable access to employees on a mutually convenient basis for providing additional information and explanation of any material provided hereunder.

Section 8.06.                          Limitations.

(a)                                 Except as provided in paragraph (g) below, no amounts of indemnity shall be payable as a result of any claim arising under clause (a) of Section 8.02(x) unless the amount of such claim and all related claims in respect of the same subject matter equal or exceed $750,000 (each such claim or series of related claims a “De Minimis Claim”) and (y) unless and until the Purchaser Indemnified Parties have suffered, incurred, sustained or become subject to Losses described in clause (a) of Section 8.02 that in the aggregate exceed $30 million (the “Deductible”), in which case the Purchaser Indemnified Parties may recover all Losses in excess of the Deductible.

(b)                                 Except as provided in paragraph (g) below, (A) the maximum aggregate liability of the Stockholder under Section 8.02(a) in respect of claims based on breaches of representations other than the representations set forth in Section 3.12 shall in no event exceed $212 million, (B) the maximum aggregate liability of the Stockholder under Section 8.02(a) in respect of claims based on breaches of all representations of Stockholder (including those contained in Section 3.12) shall in no event exceed $250 million, and (C) the maximum aggregate liability of Stockholder under Section 8.02(a) with respect to claims based on breaches of the representations set forth in Section 3.12 for which notice is first given after the second anniversary of Closing shall in no event exceed $50 million less the amount by which all claims described in subclause (B) above exceed $200 million (the limitations set forth in this paragraph (b) are collectively the “Cap”).

(c)                                  Except as provided in paragraph (g) below, the liability of the Stockholder with respect to any claim arising under clause (a) of Section 8.02 shall be limited to 72.62% (the “Stockholder’s Pro Rata Portion”) of the amount of the Losses that directly or indirectly arise out of, result from or are based upon the subject matter of such claim.

(d)                                 Except as provided in paragraph (g) below, no amounts of indemnity shall be payable as a result of any claim arising under Section 8.03(a) unless and until the Seller Indemnified Parties have suffered, incurred, sustained or become subject to Losses described in Section 8.03 that in the aggregate exceed the Deductible, in which case the Seller Indemnified Parties may recover all Losses in excess of the Deductible.

(e)                                  Except as provided in paragraph (g) below, the maximum liability of Alpine under Section 8.03(a) shall not exceed the Cap.

(f)                                   For purposes of determining the amount of any Losses in connection with a breach of a representation or warranty, all representations and warranties (other than those in Section 3.05) that are qualified as to materiality, Company Material Adverse Effect or words of similar import or effect shall be deemed to have been made without any such qualification.

(g)                                  The limitations on liability contained in paragraphs (a) through (e) of this Section 8.06 shall not apply to any claim for indemnity based on (i) fraud or willful or intentional misconduct or (ii) any of Section 3.01, Section 3.02, Section 3.20 (but only with respect to transactions between any of the Group Companies, on the one hand, and on the other hand the Stockholder, any Affiliate of the Stockholder (other than a Group Company) and any Family Member of any such Affiliate), Section 3.21, Section 4.01, Section 4.02, Section 5.11 or Section 8.10(b).  Losses recovered under any claim for indemnity described in the preceding sentence shall not be counted against the Deductible or the Cap.  The limitations on liability contained in paragraph (c) of this Section 8.06 shall not apply to any claim for indemnity based on Section 3.04(b) or Section 3.06.

Section 8.07.                          Losses Net of Insurance, Etc. The amount of any Loss for which indemnification is provided under Section 8.02 or Section 8.03 shall be net of (i) any amounts actually recovered in respect of such Loss by the Indemnified Party pursuant to any indemnification by or indemnification agreement with any non-Affiliate third party, and (ii) any insurance proceeds actually received in respect of such Loss.  If the amount to be netted hereunder from any payment required under Section 8.02 or Section 8.03 is determined after payment by the Indemnifying Party of any amount otherwise required to be paid to an Indemnified Party pursuant to this Article VIII, the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to this Article VIII had such determination been made at the time of such payment.  Nothing herein shall require an Indemnified Party to maintain insurance coverage or to seek or pursue any indemnification from a non-Affiliate third party or make or pursue any insurance claim.

Section 8.08.                          Sole Remedy.  Each Party acknowledges and agrees that following the Closing, except as otherwise expressly provided herein, the indemnification provided for in Section 8.02 or Section 8.03 or Section 8.10, as applicable, shall be the sole and exclusive remedy for breaches of representations or warranties in this Agreement, except that nothing herein shall limit the liability of either Party for fraud or willful or intentional misconduct.

Section 8.09.                          Indemnity Payments.  In the event that either Party agrees to or is determined to have an obligation to reimburse the other Party for Losses as provided in this Article VIII, the Indemnifying Party shall promptly pay such amount to the Indemnified Party in Dollars (in an amount determined, in the case of a Loss incurred in a currency other than Dollars, based on the Dollar / Peso Exchange Rate or the Conversion Rate, as applicable, on the date of payment) via wire transfer of immediately available funds to the accounts specified in writing by the Indemnified Party.

Section 8.10.                          Tax Indemnity.  Subject to the limitations set forth in Section 8.04 and Section 8.07, the Stockholder shall indemnify, defend and hold harmless the Purchaser Indemnified Parties against all Losses for (a) Taxes of the Group Companies (i) for any taxable period ending on or before the Closing Date, or (ii) attributable to the portion of the Straddle Period that begins on or before the Closing Date and ends on the Closing Date (the “Pre-Closing Straddle Period”) and (b) Taxes incurred as a consequence of the transactions contemplated by this Agreement for which Stockholder is liable under applicable Law.

Section 8.11.                          Procedures Relating to Indemnity of Tax Claims.  Notwithstanding any other provision in this Agreement, if a claim will be made by any Tax Authority, which results, or if successful would result, in an indemnity payment to any of the Purchaser Indemnified Parties pursuant to Section 8.10 (a “Tax Claim”), Alpine will, at its expense, control all Proceedings taken in connection with such Tax Claim (including selection of counsel and accountants) and, without limiting the foregoing, may in its sole discretion pursue or forgo any and all administrative appeals, Proceedings, hearings, audits and conferences with any Tax Authority with respect thereto and may contest the Tax Claim in any permissible manner; provided, however, that Alpine and Offerors will not take or advocate any position that could reasonably be expected to have an adverse effect on the Stockholder without first consulting with the Stockholder regarding such position or take any action with respect to such Tax Claim that would legally bind the Stockholder without its prior written consent.  All amounts paid by the Stockholder, Alpine or any Offeror under this Article VIII will be treated as adjustments to the purchase price paid for the Holdco Shares.

ARTICLE IX

MISCELLANEOUS

Section 9.01.                          Notices.

(a)                                 All notices and other communications under this Agreement must be in writing and delivered to the applicable Party in person or by reputable overnight / expedited courier delivery to the physical address or facsimile (fax) address specified below (or to such other physical address or fax address as the recipient previously shall have specified by notice to the other parties hereunder):

If to the Stockholder:

POSITRON LIMITED

c/o Dr. Christian Ellul

Director

RES Malta LTD

1241, Pendergardens

Ivo Muscat Azzopardi Street

St. Julians STJ 1900, Malta

Fax: +356 2210 3022

With a copy (which shall not constitute notice) to:

RUSSI & EGUIGUREN

Avenida El Bosque Norte 0177, piso 11

Las Condes, 7550100

Santiago - Chile

Attention: Carlos Russi

Fax:  +562 2365 9312

If to Alpine:

Abbott Investments Luxembourg S.á r.l.

26, boulevard Royal, L-2449 Luxembourg,

Grand Duchy of Luxembourg

Attention: Treasurer, Logistics

Fax: +352 22 99 99 54 99

With a copy (which shall not constitute notice) to:

Abbott Laboratories

100 Abbott Park Road, D-5MDB

Abbott Park, IL 60064-6112

Attention: Vice President, Licensing and Acquisitions

Fax: +1 (847) 935-6733

and:

Abbott Laboratories
100 Abbott Park Road, D-364
Abbott Park, IL 60064-3500
Attention: Executive Vice President, General Counsel and Secretary
Fax: +1 (847) 937-3966

and:

Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019

Attention:  John A. Healy
Fax: +1 212 878 8375

(b)                                 All notices and other communications sent to the applicable address specified above shall be deemed to have been delivered at the earlier of (i) the time of actual receipt by the addressee; (ii) if the notice is sent by fax, at the time indicated in the transmitting Person’s fax delivery confirmation as the time of receipt if that time is during the addressee’s regular business hours on a business day in the jurisdiction of receipt, and otherwise at 9:00 a.m. on the next business day in the jurisdiction of receipt after such time; and (iii) if the notice is sent by a courier service, the time shown on the confirmation of delivery provided by that service if that time is during the recipient’s regular business hours on a business day in the jurisdiction of receipt, and otherwise at 9:00 a.m. on the next business day in the jurisdiction of receipt after such time.

Section 9.02.                          Entire Agreement.  This Agreement and the exhibits, annexes and schedules hereto, supersede all prior and contemporaneous agreements and understandings, written or oral, with respect to the subject matter hereof; provided, that the Confidentiality Agreement shall remain in effect until the Closing.

Section 9.03.                          Waiver.  Subject to applicable Law and except as otherwise provided in this Agreement, any Party may, at any time prior to the Closing Date, extend the time for performance of any obligation under this Agreement of the other Party or waive compliance with any term or condition of this Agreement by any other Party.  No such extension or waiver shall be effective unless set forth in a written instrument duly executed by the Party granting such extension or waiver.  No delay in asserting or exercising a right under this Agreement shall be deemed a waiver of that right.

Section 9.04.                          Amendment.  Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, supplemented or modified at any time prior to the Closing Date.  No such amendment, supplement or modification shall be effective unless it is set forth in a written instrument duly executed by each of the Parties hereto.

Section 9.05.                          No Third-Party Beneficiary.  The terms and provisions of this Agreement are intended solely for the benefit of each Party and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person.

Section 9.06.                          Assignment; Binding Effect.  Neither this Agreement nor any right, interest or obligation under this Agreement may be assigned by any Party, by operation of Law or otherwise, without the prior written consent of the other Party and any attempt to do so will be void.  Subject to the foregoing, this Agreement is binding upon, inures to the benefit of and is enforceable by the Parties and their respective successors and assigns.  Notwithstanding the foregoing, Alpine may assign its rights under this Agreement, before or after the Closing, to an Affiliate of Alpine, by prior notice to Stockholder, without the consent of the Stockholder but no such assignment shall relieve Alpine of its obligations hereunder.

Section 9.07.                          Governing Law; Jurisdiction; No Jury Trial; Specific Performance.

(a)                                 This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without regard to the conflicts of law, principles or rules of such state, to the extent such principles or rules are not mandatorily applicable by statute and would require the application of the Laws of another jurisdiction.  The validity, interpretation and legal effect of this Agreement shall be governed by the Laws of the State of New York applicable to contracts entered into and performed entirely within the State of New York, with respect to the determination of any claim, dispute or disagreement which may arise out of the interpretation, performance or breach of this Agreement without giving effect to the principles of conflicts of laws.

(b)                                 The Parties consent to the exclusive jurisdiction of the courts located in the State of New York, County of New York for the resolution of all disputes or controversies between the Parties which are not subject to the provisions of Section 9.08.  Each Party (i) consents to the exclusive jurisdiction of each such court in any suit, action or proceeding relating to or arising out of this Agreement or the transactions contemplated herein; (ii) waives any objection that it may have to the laying of venue in any such suit, action or proceeding in any such court; and (iii) agrees that service of any court paper may be made in such manner as may be provided under applicable Laws or court rules governing service of process.  THE PARTIES HEREBY IRREVOCABLY WAIVE, AND AGREE TO CAUSE THEIR RESPECTIVE AFFILIATES TO WAIVE, THE RIGHT TO TRIAL BY JURY IN ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY RELATED AGREEMENTS OR ANY TRANSACTIONS CONTEMPLATED HEREBY.

(c)                                  The Stockholder acknowledges and agrees that Alpine would be damaged irreparably if the Stockholder’s obligations set forth in this Agreement, including the Stockholder’s obligation to sell and transfer indirect ownership and control of the Stockholder’s Company Shares to

Alpine by selling the Holdco Shares to Alpine are not duly performed or otherwise are breached or violated.  Accordingly, the Stockholder agrees that, without posting bond or any other undertaking, Alpine shall be entitled to an injunction or injunctions to prevent breaches or violations of the Stockholder’s obligation hereunder and shall be entitled to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court specified in this Section 9.07 in addition to any other remedy to which Alpine may be entitled, at Law or in equity.  The Stockholder further agrees that, in the event of any action for an injunction or specific performance in respect of any such threatened or actual breach or violation, it shall not assert that a remedy at Law would be adequate.

(d)                                 Alpine acknowledges and agrees that Stockholder would be damaged irreparably if Alpine’s obligations set forth in this Agreement, including Alpine’s obligation to Launch the Offers, to publish the Notice of Results of the Offers and/or to acquire the indirect ownership and control of the Stockholder’s Company Shares by purchasing the Holdco Shares from Stockholder, are not duly performed or otherwise are breached or violated.  Accordingly, Alpine agrees that, without posting bond or any other undertaking, Stockholder shall be entitled to an injunction or injunctions to prevent breaches or violations of Alpine’s obligation hereunder and shall be entitled to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court specified in this Section 9.07 in addition to any other remedy to which Stockholder may be entitled, at Law or in equity.  Alpine further agrees that, in the event of any action for an injunction or specific performance in respect of any such threatened or actual breach or violation, it shall not assert that a remedy at Law would be adequate.

Section 9.08.                          Dispute Resolution.  If a dispute arises between Alpine and the Stockholder with respect to a claim for indemnity made by Alpine pursuant to Article III, unless otherwise elected by Alpine, the Parties shall follow the dispute resolution provisions set forth in Annex E.

Section 9.09.                          Invalid Provisions.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom, and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and the parties hereto shall cooperate in good faith to formulate and implement such provision.

Section 9.10.                          Counterparts.  This Agreement may be executed manually or by facsimile or PDF, in any number of counterparts, all of which will constitute one and the same instrument, and will become effective when a counterpart shall have been executed and delivered by each party to the other parties (except that parties that are affiliates need not deliver counterparts to each other in order for this Agreement to be effective).

Section 9.11.                          Guarantee.  Alpine Parent irrevocably and unconditionally guarantees the payment and performance of Alpine’s obligations hereunder.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

ABBOTT INVESTMENTS LUXEMBOURG S.À R.L.

By:	/s/MICHAEL J. WARMUTH
Name: Michael J. Warmuth
Title: Authorized Representative

POSITRON LIMITED

By:	/s/CARLOS RUSSI
Name: Carlos Russi
Title: Attorney-in-Fact

By:	/s/ALBERTO EGUIGUREN
Name: Alberto Eguiguren
Title: Attorney-in-Fact

Alpine Parent joins this Agreement solely for purposes of Section 9.11

ABBOTT LABORATORIES

By:	/s/MICHAEL J. WARMUTH
Name: Michael J. Warmuth
Title: Executive Vice President, Established

[Signature Page to Transaction Agreement]